COMPLETE APPRAISAL OF REAL PROPERTY

         Eastpoint Mall
Eastern Avenue and North Point Boulevard
Baltimore, Baltimore County, Maryland

      IN A SUMMARY REPORT

     As of January 1, 1997

Eastpoint Mall Limited Partnership
     388 Greenwich Street
        28th Floor
   New York, New York  10013

   Cushman & Wakefield, Inc.
  Valuation Advisory Services
 51 West 52nd Street, 9th Floor
   New York, New York  10019



March 14, 1997

Eastpoint Mall Limited Partnership
388 Greenwich Street
28th Floor
New York, New York  10019

Re: Complete Appraisal of Real Property
    Eastpoint Mall
    Eastern Avenue and North Point Boulevard
    Baltimore, Baltimore County, Maryland

Eastpoint Mall Limited Partnership:

In fulfillment of our agreement as outlined in the Letter of Engagement, Cushman & Wakefield, Inc. is pleased to transmit our Summary Report estimating the market value of the leased fee estate in the referenced real property.

As specified in the Letter of Engagement, the value opinion reported below is qualified by certain assumptions, limiting conditions, certifications, and definitions, which are set forth in the report.

This report has been prepared for the Eastpoint Mall Limited Partnership (Client) and it is intended only for the specified use of the Client. It may not be distributed to or relied upon by other persons or entities without written permission of the Appraiser.

The  property was inspected by and the report was prepared by Jay
F. Booth, MAI. Richard W. Latella, MAI inspected the property and has reviewed and approved the report.

This is a Complete Appraisal in a Summary Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation. The results of the appraisal are being conveyed in a Summary Report according to our agreement. As such, the report presents only a summary discussion of the data, reasoning, and analyses used in the appraisal process at hand. Supporting documentation is retained in the appraiser's file. The depth of discussion contained in this report is specific to the needs of the Client and is intended for the use stated. The appraiser is not responsible for unauthorized use of this report. We are providing this report as an update to our last analysis which was prepared as of January 1, 1996. As such, we have primarily reported only changes to the property and its environs over the past year.

As a result of our analysis, we have formed an opinion that the market value of the leased fee estate in the referenced property, subject to the assumptions, limiting conditions, certifications, and definitions, as of January 1, 1997, was:

                   EIGHTY ONE MILLION DOLLARS
                           $81,000,000

This letter is invalid as an opinion of value if detached from the report, which contains the text, exhibits, and an Addenda.

Respectfully submitted,

CUSHMAN & WAKEFIELD, INC.

/s/ Jay F. Booth
Jay F. Booth, MAI
Retail Valuation Group

/s/ Richard W. Latella
Richard W. Latella, MAI
Senior Director
Retail Valuation Group
Maryland Certified General
Real Estate Appraiser License No. 10462

JFB:RWL:emf
C&W File No. 97-9011


                      SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property Name:                     Eastpoint Mall

Location:                          Eastern  Avenue and  North
                                   Point Boulevard
                                   Baltimore, Baltimore County,
                                   Maryland

Interest Appraised:                Leased fee

Date of Value:                     January 1, 1997

Date of Inspection:                January 25, 1997; January  26,
                                   1997

Ownership:                         Eastpoint  Mall  Limited
                                   Partnership

Land Area:                         67.121+/- Acres

Zoning:                            BM-CT  Business Major  -
                                   Town Center Core

Highest and Best Use
        As   If  Vacant:           Retail/commercial  use  built to
                                   its maximum feasible F.A.R.

        As   Improved:             Continued  retail/commercial  use
                                   as  a   regional shopping center.

Improvements
        Type:                      Single level regional mall.

        Year Built:                1956; the mall was enclosed
                                   in  1972;  renovated in  1981;
                                   and  expanded  with Sears,
                                   atrium  offices,  and food cafe
                                   in 1991.

        GLA:                       Ames                 58,442+/- SF
                                   Hochschild's        140,000+/- SF
                                   Sears (1)            87,734+/- SF
                                   J.C. Penney (2)     168,969+/- SF
                                   Total Anchor Stores 455,145+/- SF

                                   Enclosed Mall       241,146+/- SF
                                   Atrium Office Space  55,435+/- SF
                                   Outdoor Tenants (3) 110,587+/- SF
                                   Total GLA           862,313+/- SF

(1) Includes T.B.A.
(2) Ground lease.
(3) Includes   free-standing and exterior stores.

        Condition:                 Good

Operating Data and Forecasts

        Current  Occupancy:        72%  (Based on mall shop GLA, mall
                                   offices, atrium office  space,
                                   and outdoor tenants. Includes
                                   tenants leaving in 1997).

        Forecasted Stabilized
        Occupancy:                 94.0%

        Forecasted Date of
        Stabilized Occupancy:      December 2000

        Operating Expenses
            Owner's Budget (1997): $3,722,847 ($15.44/SF Mall Shops)
            C&W's Forecast (1997): $3,542,049 ($14.69/SF Mall Shops)

Value Indicators
        Sales Comparison Approach: $80,000,000 to $83000,000

        Income Approach
            Direct Capitalization: $83,000,000
            Discounted Cash Flow:  $80,300,000

Investment Assumptions
        Income Growth Rates
            Retail Rent Growth:    Flat - 1997
                                   +2.0% - 1998
                                   +2.5% - 1999
                                   +3.0% - 2000-2006
            Office Rents:          Flat - 1998-2000
                                   +2.0% - 2001-2006
            Expense Growth Rate:   +3.5% - 1997-2005
            Sales Growth Rate:     Flat - 1997
                                   +2.0% - 1998
                                   +3.0% - 1999-2006
            Tenant Improvements-New
                 Atrium Office
                 Tenants:          $20.00/SF
                 Mall Tenants:     $ 8.00/SF
            Tenant Improvements-
            Renewing
                 Atrium Tenants:   $ 4.00/SF
                 Mall Tenants:     $ 2.00/SF
            Vacancy between Tenants
                 Mall Space:       6 months
                 Office Space:     6 months
            Renewal Probability
                 Mall Space:       70%
                 Office Space:     50%
            Going-In Capitalization
            Rate:                  9.50% - 10.00%
            Terminal Capitalization
            Rate:                  9.50% - 10.00%
            Cost of Sale at
            Reversion:             2.00%
            Discount Rate:         12.00% - 12.50%

Value Conclusion:                  $81,000,000

Resulting Indicators
        CY 1997 NOI:               $8,006,372
        Going-In Overall Rate:     9.88%
        Price per Square Foot
        of Owned GLA:              $116.83 (based on 694,274 SF)
        Price per Square Foot
        of Mall Shop GLA:          $335.90 (based on 241,146 SF)

Exposure Time Implicit in Value
Conclusion:                        Not more than 12 months

Special Risk Factors:              None

Special Assumptions:

1. Throughout this analysis we have relied on information provided by ownership and management which we assume to be accurate. Negotiations are currently underway with additional mall tenants and we are advised that a few existing tenants will be leaving the mall as a result of parent company bankruptcies. All tenant specific assumptions are identified within the body of this report.

2. Our cash flow analysis and valuation has recognized that all signed as well as any pending leases with a high probability of being consummated are implemented according to the terms presented to us by Shopco. Such leases are identified within the body of this report.

3. We note that there remains a substantial amount of vacancy in the atrium office area. There has been some interest in the space although only two leases have come to fruition. We would expect that, upon leasing of this space, all build out for tenant occupancy will be performed in a workmanlike manner with quality materials consistent with that observed throughout the balance of the mall.

4. During 1990, the Americans With Disabilities Act (ADA) was passed by Congress. This is Civil Rights legislation which, among other things, provides for equal access to public placed for disabled persons. It applies to existing structures as of January 1992 and new construction as of January 1993. Virtually all landlords of commercial facilities and tenants engaged in business that serve the public have compliance obligations under this law. While we are not experts in this field, our understanding of the law is that it is broad-based, and most existing commercial facilities are not in full compliance because they were designed and built prior to enactment of the law. During this assignment, we noticed no additional "readily achievable barrier removal" problems, but we recommend a compliance study be performed by qualified personnel to determine the extent of non-compliance and cost to cure.

5. We are not aware of any environmental hazards or conditions on or about the property that would detract from its market value. Our physical inspection gave us no reason to suspect that such conditions might exist. However, we are not experts in the detection of environmental contaminants, or the cost to cure them if they do exist. We recommend that appropriate experts be consulted regarding these issues. Our analysis assumes that there are no environmental hazards or conditions affecting the property.

6. The forecasts of income, expenses and absorption of vacant space are not predictions of the future. Rather, they are our best estimates of current market thinking on future income, expenses and demand.
     We make no warranty or representation that these forecasts will materialize.

7. Please refer to the complete list of assumptions and limiting conditions included at the end of this report.

                                TABLE OF CONTENTS

                                                              Page

PHOTOGRAPHS OF SUBJECT PROPERTY                                 1

INTRODUCTION                                                    3
  Identification of Property                                    3
  Property Ownership and Recent History                         3
  Purpose and Intended Use of the Appraisal                     3
  Extent of the Appraisal Process                               3
  Date of Value and Property Inspection                         4
  Property Rights Appraised                                     4
  Definitions of Value, Interest Appraised, and Other
    Pertinent Terms                                             4
  Legal Description                                             5

REGIONAL ANALYSIS                                               6

NEIGHBORHOOD ANALYSIS                                          15

RETAIL MARKET ANALYSIS                                         16

THE SUBJECT PROPERTY                                           26

HIGHEST AND BEST USE                                           28

VALUATION PROCESS                                              29

SALES COMPARISON APPROACH                                      30

INCOME APPROACH                                                50

RECONCILIATION AND FINAL VALUE ESTIMATE                        86

ASSUMPTIONS AND LIMITING CONDITIONS                            88

CERTIFICATION OF APPRAISAL                                     90

ADDENDA                                                        91


                    PHOTOGRAPHS OF SUBJECT PROPERTY
       (Four photographs of Property from varoius directions)

                Main entrance to Eastpoint Mall.

        Back side of mall; food court entrance and Sears.

                        Value City store.

                        JC Penney store.


                           INTRODUCTION

Identification of Property
The Eastpoint Mall is a single-level regional center located in the northeast quadrant of the Baltimore MSA. It is anchored by four department stores and includes a total gross leasable area of 862,313+/- square feet. Included in this area are the "atrium offices" which have been built out in shell form in the former Hutzler's store area. The atrium offices contain 55,435+/- square feet on two levels and connect with the lower-level mall offices. Since our last inspection, there have been no major physical changes to the property other than tenant changes within the mall. The renovated mall, along with Sears and food court, held its grand reopening in October 1991. Sears joins J.C. Penney, Ames and Hochschild's Value City as anchors to the center. The partnership owns all of the anchor stores in fee, with the exception of J.C. Penney which is on a ground lease.

Property Ownership and Recent History
Title to the subject property is held by Eastpoint Mall L.P.
who acquired the mall in November 1985 from Bellweather
Properties. An expansion parcel (5.121+/- acres) was acquired from Baltimore Gas and Electric Foundation, Inc. for $640,125 during
1990. The site was purchased to provide for additional parking needed as part of the new construction. No other sales transactions have occurred on the property in the last three years.

Purpose and Intended Use of the Appraisal
The purpose of this appraisal is to provide a market value estimate of the leased fee estate in the subject property as of January 1, 1997. Our analysis reflects conditions prevailing as of that date. Our last appraisal was completed as of January 1, 1996 and we have focused our analysis on changes to the property and market conditions since that time. The function of this appraisal is to provide an independent valuation analysis and to assist in monitoring ownership's investment in the property.

Extent of the Appraisal Process
In the process of preparing this appraisal, we:

    - Inspected the exterior of the building and the site improvements and a representative sample of tenant spaces;

    - Interviewed representatives of the property management company, Shopco;

    - Reviewed leasing policy, concessions, tenant build-out allowances and history of recent rental rates and occupancy with the mall manager;

    - Reviewed a detailed history of income and expenses as well as a budget forecast for 1996, including the budget for planned capital expenditures and repairs;

    - Conducted market research of occupancies, asking rents, concessions and operating expenses at competing retail properties, including interviews with on-site managers and a review of our own data base from previous appraisal files;

    - Prepared an estimate of stabilized income and expenses (for capitalization purposes);

    - Prepared a detailed discounted cash flow (DCF) analysis using Pro-Ject +plus software for the purpose of discounting the forecased net income stream into a present value of the leased fee estate for the center;

    - Conducted market inquiries into recentsales of similar regional malls to ascertain sale prices per square foot, net income multipliers, and capitalization rates. This process involved telephone interviews with sellers, buyers and/or participating brokers;

    - Prepared Sales Comparison and Income Approaches to value;

    - Reconciled the value indications and concluded a final value estimate for the subject in its "as is" condition; and

    - Prepared a Complete Appraisal of real property, with the results conveyed in this Summary Report.

Date of Value and Property Inspection

On January 25, 1997 Jay F. Booth inspected the subject property and its environs. Richard W. Latella, MAI inspected the property on January 26, 1997. Our date of value is January 1, 1997.

Property Rights Appraised
Leased Fee Estate.

Definitions of Value, Interest Appraised, and Other Pertinent Terms The definition of market value taken from the Uniform
Standards of Professional Appraisal Practice of the Appraisal
Foundation, is as follows:

    The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

    1.  Buyer  and seller are typically motivated;
    2. Both parties are well informed or well advised, and acting in what they consider their own best interests;
    3.  A reasonable time is allowed for exposure in the open market;
    4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
    5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

    Exposure Time
    Under Paragraph 3 of the Definition of Market Value, the value estimate presumes that "A reasonable time is allowed for exposure in the open market". Exposure time is defined as the estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at the market value on the effective date of the appraisal. Exposure time is presumed to precede the effective date of the appraisal.

The following definitions of pertinent terms are taken from the Dictionary of Real Estate Appraisal, Third Edition (1993), published by the Appraisal Institute.

    Leased Fee Estate
    An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

    Market Rent
    The rental income that a property would most probably command on the open market, indicated by the current rents paid and asked for comparable space as of the date of appraisal.

    Market Value As Is on Appraisal Date
    The value of specific ownership rights to an identified parcel of real estate as of the effective date of the appraisal; related to what physically exists and is legally permissible and excludes all assumptions concerning hypothetical market conditions or possible rezoning.

Legal Description
    A legal description is retained in our files.

(Map of Baltimore/Washington area showing the location of the mall)


REGIONAL ANALYSIS

Baltimore Metropolitan Area
The subject property is located in the City of Westminster, Carroll County, in the northeast quadrant of the Baltimore Standard Metropolitan Area. The Baltimore Standard Metropolitan Area (MSA) is defined by the U.S. Department of Commerce, Bureau of the Census, to include Baltimore City and the counties of Baltimore, Howard, Anne Arundel, Harford, Carroll and Queen Anne's. Queen Anne's County was added to the Baltimore MSA in 1983. In total, the Baltimore MSA encompasses 2,618 square miles.

Population Base
A significant indicator of change within a regional economy is the rate of growth or decline in an area's population base. This has a direct and obvious effect on real estate values.
Since the supply of land is fixed, the demand for real property will be affected by an increase or decrease in the population base. The pattern, in turn, is reflected in values for the whole spectrum of property types within the region.

In addition to the more obvious relationship changes in population and property values, there are a variety of other factors which should also be considered. Accordingly, the specific location of the subject property relative to the trends within the population base must be closely examined. For example, a city with a declining population base may be experiencing a rise in property values due to its growing importance as an employment center. Also, the average household size within an area, when considered along with population trends, gives a good indication of potential demand for housing as well as goods and services within the area.

The chart below illustrates the continuing movement from the city into outlying counties. The City of Baltimore demonstrated an overall 11.9 percent decline in population in the 1980-1995 period, equivalent to a 0.84 percent compound annual decrease. The MSA as a whole, however, had a modest 12.5 percent increase in population growth between 1980 and 1995.

               Population Changes
                  Baltimore MSA
                    1995        1980      Percent
Baltimore MSA    2,475,052   2,199,497       12.5
Anne Arundel       463,733     370,775       25.1
Baltimore          715,986     655,615        9.2
County
Baltimore City     693,249     786,741     (11.9)
Carroll            139,691      96,356       45.0
Harford            206,517     145,930       41.5
Howard             219,313     118,572       85.0
Queen Ann's         36,563      25,508       43.3
Source: CACI: The Sourcebook of County Demographics


It is anticipated that this growth trend will continue into the foreseeable future. According to CACI, the Baltimore MSA is anticipated to increase its population base by 4.5 percent to 2,587,057 through 2000. The more rural counties such as Carroll, Harford and Howard will continue to see the largest percentage increases.

Employment Characteristics
Until  1960,  the  majority  of  Baltimore's  workforce   was
employed by manufacturing industries. Centered around the Port of Baltimore, shipping and steel manufacturing were among the major economic activities in the region. With the redirection of the national economy, many firms such as Bethlehem Steel, General Motors and Maryland Dry Dock began to suffer and consequently laid off several thousand workers or ceased operations all together.

Baltimore has been slowly restructuring its economy, creating new jobs to fill the void left by the deterioration of the smoke-stack industries. The following chart illustrates the shifting of employment from the manufacturing sector to the service sector during the past three decades.

                             Employment Trends
                                Baltimore MSA
                       1960           1990           1995 *          1996 *
                          % of           % of            % of            % of
                   Nos.  Total     Nos. Total     Nos.  Total     Nos.  Total

Construction       37.5   6.0      73.5   6.3     130.3  10.9     130.4  10.9
Manufacturing     199.0  31.6     126.9  10.9     103.9   8.7     102.1   8.6
Util./Transp/Post  55.4   8.8      56.3   4.9      55.8   4.7      54.8   4.6
Retail/Wholesale  126.7  20.1     274.9  23.7     264.2  22.1     265.1  22.2
Finance/Insurance  32.8   5.2      75.8   6.5      70.7   5.9      68.6   5.8
Service            82.8  13.2     333.6  28.7     357.4  30.0     362.5  30.4
Government         94.8  15.1     219.4  18.9     211.0  17.7     209.2  17.5
Total           629,000 100.0 1,160,400 100.0 1,193,300 100.0 1,192,700 100.0

* Data as of June of each year
Source: U.S. Department of Labor, Bureau of Labor Statistics


Over the period 1990-1996, the metropolitan area added only 32,300 jobs, an increase of 2.8 percent or 0.50 percent per annum. Compared to gains in other comparably sized metropolitan areas, this growth could be characterized as below average. Over the past year (1995 - 1996), total employment actually declined by 600 jobs. The City of Baltimore lost 2,500 jobs during this period.

According to WEFA, a recognized economic consulting firm, Metropolitan Baltimore has been faring worse than the state as a whole. The metro area is now one of the weakest in the nation. Manufacturing continues to shed jobs and non-manufacturing has not been able to offset the weakness in manufacturing. Tourism has kept retail trade activity in the positive column, but there is no sector of its economy generating sufficient stimulus to pull it forward. During the past year, the greatest employment gains were realized in the Service section, with 5,100 net new jobs, or an increase of 1.4 percent. Other job gains were realized in Construction (+ 100) and Retail and Wholesale Trade (+ 900). Manufacturing lost 1,800 jobs, transportation was down by 1,000, FIRE declined by 2,100 jobs, and Government shed 1,800 jobs, during the year.

In the past, the traditional sources of job growth in the Baltimore economy were manufacturing and transportation. Manufacturing employment in Baltimore has been in decline for the past fifteen years, a trend that does not appear to be changing. In fact, the Baltimore manufacturing sector has surrendered 24,800 jobs since 1990. While the rate of decline is expected to slow, the erosion of manufacturing jobs from the local economy is expected to continue.

Transportation, another important industry to Baltimore's economy, is not in decline, but is not creating jobs. Efforts to stabilize the Port of Baltimore have met with some success and railway operations are still a significant component of the local transportation sector. But the reality is that the transportation industry nationally is not expected to grow significantly and among older port cities, Baltimore still has a cost disadvantage.

As  of June 1996, the unemployment rate for Baltimore was 5.9
percent  versus  5.5  percent  for U.S.   The  unemployment  rate
improved  slightly over the previous year's rate of  6.2  percent
(June 1995).

Baltimore's private sector economy is now more broad based than five years ago with services, manufacturing and technology related businesses represented. This economic diversity manifests itself in the varied types of industries based in the region. The manufacturing industry still maintains a presence, along with high-tech contractors, educational institutions, retailers and financial institutions.

           Top Ten Private Employers
                 Baltimore MSA
Company Name                                 No. of
                                            Employees

The John Hopkins University & Hospital        21,000
Westinghouse Electric Company                 15,900
MNC Financial                                  9,500
Bethlehem Steel Company                        8,000
Baltimore Gas & Electric Company               7,900
Giant Food, Inc.                               6,400
C&P Telephone Company                          5,300
University of Maryland Medical System          4,500
Blue Cross & Blue Shield of Maryland           4,500
University of Maryland at Baltimore            4,500

Source: Baltimore Business Journal Book of Lists

Currently, the State of Maryland ranks third in total  number of U.S. biotech firms. Specific areas of concentration include agriculture, pharmaceuticals, biotech supplies and medical supply, service and device companies. Collectively, the Baltimore/Washington area has more scientists and engineers than any other region of the country.

The Baltimore region is a major center for life science research, business and commerce. Acting as a catalyst in this evolutionary movement is Johns Hopkins University, the largest federally supported research university in the United States. Along with its world renowned medical institutions, John Hopkins is the region's top employer. Other institutions participating and expanding into life science research include the University of Maryland Baltimore, Morgan State University, the Maryland Biotechnology Institute and the National Institute of Health
(NIH). The NIH has awarded more federal funds to the Baltimore-Washington Common Market for biomedical research and development than any other CMSA in the nation. The following chart outlines the amount and geographic distribution of these federal research and developmental funds.

                               Total R & D       National
Institution                       Funds            Rank
                                 (000's)

Johns Hopkins Uiversity*        $648,385             1
MIT                             $287,157             2
Cornell University              $286,733             3
Stanford University             $295,994             4
University of Wisconsin         $285,982             5
University of MD, College Park  $159,510            26
University of MD, Baltimore     $ 75,000            65

* Figures include the Applied Physics Laboratory


Not surprising, these large amount of funds have attracted private sector groups involved in biotechnology research. As mentioned, the state ranks third in the nation in the percentage concentration of biotech firms. Such companies as Nova Pharmaceuticals, Martek, Crop Genetics and major divisions of Becton Dickinson and W.R. Grace operate within the Baltimore region.

The following bullet points outline some of the significant economci occurrences in the Baltimore metropolitan area.

    -   The  area's two major utilities (Baltimore Gas & Electric and
        Potomac Electric Power Company) plan a merger effective in early 1997 which could eliminate 1,200 area jobs.
    - New developments at Fort Meade military base include a $30 million Defense Information School with a student population of 4,000 (1997 completion) and plans for a $44 million EPA laboratory and office building (1998 completion).
    - Relocation of the Robert Gallo Institute for Human Virology to the University of Maryland Biotechnology Institute in downtown Baltimore. The Institute employs 300 professionals.
    - Construction of a $98 million Comprehensive Cancer Center on the John Hopkins Hospital campus (1998 opening).
    - Expansion of T. Rowe Price with the addition of 33 acres near their Owings Mills complex and construction of the first two of five total buildings (1997 completion).
    - Construction of a new $190 million football stadium to house the Baltimore Ravins (formerly Cleveland Browns) with completion scheduled for Fall 1998.
    -   Completion of the $151 million expansion of the Baltimore
        Convention Center from 425,000 square feet to 1.2 million square feet.
    - New Inner Harbor developments include the $160 million Christopher Columbus Center for Marine Research and Exploration (1997 scheduled opening), the 80,000 square foot Port Discovery children's museum, and plans for a 160,000 square foot entertainment complex on the former Six Flags property.
    - Expansion of the Baltimore-Washington Airport adding a $110 million International terminal.
    - Extension of light rail service to Penn Station with connections to Amtrak and MARC trains; the new international terminal at the Baltimore-Washington Airport, with connections to downtown Baltimore; and to Hunt Valley.

Income
The long term ability of the population within an area to satisfy its material desires for goods and services directly affects  the  price  levels of real estate and  can  be  measured indirectly through retail sales. One measure of the relative wealth of an area is average household disposable income which is available for the purchase of food, shelter, and durable goods. In order to present a better understanding of the relative wealth of the component jurisdictions in the Baltimore MSA, we have examined the effective buying power income of the region as reported by Sales & Marketing Management's Survey of Buying Power. Effective buying income is essentially income after all taxes or disposable income.

According to the Survey of Buying Power - 1996, the Baltimore
MSA had a median household Effective Buying Income (EBI) of $36,955, ranking it as the 43rd highest metropolitan area in the country. Among components, the median household EBI varied from a low of $24,980 in the City of Baltimore, to a high of $52,244 in Howard County. Anne Arundel had the second highest household EBI ($43,201), followed by Carroll County ($40,925), and Harford ($39,232).

                         Effective Buying Income
                               Baltimore MSA
                          (000's)         Median
                         Total EBI      Household
                                           EBI

BALTIMORE MSA           $39,957,665      $36,955
Anne Arundel            $ 8,045,372      $43,201
Baltimore County        $12,921,988      $38,677
Baltimore City          $ 8,308,138      $24,980
Carroll                 $ 2,188,549      $40,925
Harford                 $ 3,188,794      $39,232
Howard                  $ 4,708,582      $52,244
Queen Anne's            $   602,242      $37,361

Source:  Sales & Marketing Management, 1996 Survey of
Buying Power

An additional measure of the area's economic vitality can be found in income level distribution. Approximately 32.2 percent of all households have effective buying income in excess of $50,000. This ranges from a high of 53.3 percent in Howard County to a low of 18.1 percent in the City of Baltimore, mirroring median household EBI.

A region's effective buying income is a significant statistic because it conveys the effective wealth of the consumer. This figure alone can be misleading, however, if the consumer does not spend money. Coupling Baltimore's EBI with the area's significant retail sales and strong buying power index, it is clear that residents do spend money in the retail marketplace. The Baltimore MSA ranks 19th in retail sales, 17th in effective buying income and 18th in buying power. These statistics place the Baltimore MSA in the top 5.0 percent in the country.

Retail Sales
Retail sales in the Baltimore Metropolitan Area are currently estimated to exceed $21.7 billion annually. As previously stated, Baltimore ranked 19th nationally in total retail sales for 1995, the last year for which statistics are currently available. Retail sales in the metropolitan area have increased at a compound annual rate of 4.28 percent since 1989; 5.64 percent per year since 1992.

                            Retail Sales
                    Baltimore Metropolitan Area
                           (In Thousands)
                 Metropolitan
     Year         Baltimore       % Change

     1989        $16,905,854c        ---
     1990        $17,489,333        +3.45%
     1991        $17,484,100       - 0.03%
     1992        $18,446,721        +5.51%
     1993        $19,610,884        +6.31%
     1994        $20,720,649        +5.66%
     1995        $21,744,811        +4.94%
Compound Annual
    Change         +4.28%

Source: Sales and Marketing Management 1990-1995

Transportation
Baltimore is centrally located in the Mid-Atlantic Region and has convenient access to both east coast and midwest markets. The area is served by an extensive transportation network which consists of highway, rail lines, airports, seaports, and public transportation.

The Baltimore MSA is traversed by a series of multi-lane highways. Interstate 95 runs north-south connecting the Northeast corridor with Florida and, along with the Baltimore-Washington Expressway, provides a link between the Baltimore and Washington beltways. Interstate 83 provides access to New York and Canadian markets. Interstate 70 connects the Port of Baltimore with Pittsburgh and the Midwest. Finally, all major arterials are accessible from Interstate 695, Baltimore's five lane beltway. The following chart illustrates Baltimore's proximity to the east coast and midwest markets.

Highway Distance from Baltimore

Boston                 392 miles
Chicago                668 miles
New York               196 miles
Philadelphia            96 miles
Pittsburgh             218 miles
Richmond               143 miles
Washington, D.C.        37 miles
Source:  Department of Economic & Community Development


The Baltimore region is served by five major and three shortline railroads including AMTRAK, Chessie System Railroads, ConRail, and Norfolk Southern Railroad. Nearly 610 railroad route miles traverse the region. AMTRAK service, originating out of Pennsylvania Station, provides access throughout the Northeast corridor, including Washington, Philadelphia, New York and Boston. Frequent commuter service between Washington, D.C. and Baltimore is provided by Maryland Rail Commuter (MARC), which operates between Baltimore, Camden, and Pennsylvania Stations and Washington Union Station, making intermediate stops at, among others, Baltimore/Washington International Airport (BWI). These stations are linked to their respective center cities by metro-rail and metro-bus systems.

Baltimore's buses connect nearly 80 miles of the city and provide access to Annapolis, Maryland's state capital. The newly completed subway system links Baltimore's downtown region with the northwesterly suburbs, traveling 14 miles, originating at the Inner Harbor and terminating at Owings Mill. A multi-million dollar addition has been approved that will extend the existing subway from the Inner Harbor to Johns Hopkins Hospital. Proposed is a 27 mile long light rail system which will connect Hunt Valley to the north with Glen Burnie to the south, plus a spur to BWI Airport. This rail line will be a state-of-the-art, above ground rail system, electrically powered by overhead wires. The new line will run through downtown Baltimore and the Inner Harbor and will share a common station with the existing subway line at Charles Center.

The  Baltimore/Washington  International  Airport  (BWI)   is
located in the southerly portion of the Baltimore region in Anne Arundel County, ten miles from downtown Baltimore. The modern airport hosts 18 passenger airlines that provide direct air service to 135 cities in the United States and Canada. U.S. Air is the major carrier at BWI, having 45 gates with over 170 flights a day in and out of BWI. BWI also provides service to air freight carriers with its 100,000 square foot Air Cargo Complex. When compared with Dulles and Washington National Airport, BWI services 32.0 percent of commercial passengers, 38.1 percent of commercial operations, and 57.3 percent of freight customers. BWI has spawned the development of 15 new business parks and several hotels, has created nearly 10,000 jobs, and has generated a statewide economic impact of $1.7 billion in the form of business sales made, goods and services purchased, and wages and taxes paid.

Baltimore's water port stretches over 45 miles of developed waterfront and reaches a depth of 42 feet. With its six million square feet of warehousing and five million square feet of cold storage, the port receives 4,000 vessels yearly. These extensive facilities can accommodate general, container, bulk and break bulk cargoes; it is the second busiest containerized cargo port in the Mid-Atlantic and Gulf-Coast regions. Additionally, the port is the second largest importer and exporter of cars and trucks in the United States. The Port of Baltimore is closer to the midwest than any other east coast port and within an overnight drive of one-third of the nation's population. These are some of the reasons that the port has become a preferred destination for Pacific rim countries.

Real Estate Market Trends
Office   vacancy  rates  throughout  the  metropolitan   area
declined to 15.0 percent as of the second quarter 1996, the lowest overall rate since mid-1988. The downtown submarket continued to show the highest availability (21.3 percent), while the suburban sector showed an overall vacancy of only 11.0 percent. Some new development, both build-to-suit and speculative, is occurring in the suburban west and south sectors.

The industrial market showed signs of slowing during the first half of 1996, with net negative absorption after two years of strong leasing activity and positive absorption. The overall metro vacancy rate was reported at 15.0 percent. Much of the increase in availability was attributed to Merry-Go-Round vacating their 800,000 square foot facility after following into bankruptcy. New speculative development continued to occur in spite of the decline in occupancy.

In the retail property sector, caution is the operative word. According to KLNB Commercial Real Estate Services as reported in the Real Estate Index, national retailers such as Best Buy, Michaels Stores, and Best Products have cut back the number of stores they plan to open in the area. Other retailers have pulled away from the market altogether. Target (Dayton Hudson) is an exception with plans to add seven stores in the Baltimore-Washington D.C. area. Power Centers dominate new construction. Overall vacancy in good quality grocery/drug anchored neighborhood centers was reported at below 3.0 percent.

Overall, the real estate markets are generally showing  signs of strengthening, although the industrial sector most recently experienced a decline in leasing activity compared to previous years. The greatest improvements were realized in the office sector. The retail market is considered to be relatively stable, with limited new development anticipated during the near term.

Conclusions
The overall outlook for the Metropolitan Baltimore Area is cautiously optimistic. The economic trends of the past 20 years have profoundly impacted the development of the Baltimore MSA. The service sector has filled some of the void left by the demise of the heavy industries albeit with lower paying jobs. The manufacturing industries, after a long decline, have begun to stabilize. With resources being directed into urban industrial parks and enterprise zones, basic industry will continue to play an integral role in the region's economy. However, the future is in the high-tech/bio-tech industries. Funds have been allocated by government to join private institutions, such as Johns Hopkins and private sector technical firms, in order to make Baltimore a national center for research and development.

A healthy economy is the key ingredient to a healthy real estate market. Over the past several years, growth in the Baltimore-Washington real estate market has been considered strong, with rapid escalation in the values of both land and buildings. On a national and international level, the Baltimore-Washington market is recognized as one of the stronger real estate markets. However, within the past 30 months, the real estate market has slowed somewhat. Most real estate analysts anticipate a two to three year period of slow to moderate growth before the current market is back in balance.

From   a   real   estate  perspective,  increasing   consumer
confidence can have only positive effects on housing and those who manufacture and distribute consumer goods. Thus, residential real estate, manufacturing plants, distribution facilities and retail complexes serve to benefit. Low interest rates are a bonus to the real estate market though lending criteria remains somewhat selective. Chronic lagging job growth, particularly among office workers, continues to adversely affect the office rental market.

Baltimore's housing activity declined by more than the statewide average since the mid-1980s as manufacturing job losses were concentrated in the metro area. This devastated employment in the construction sector. There was a modest recovery in housing starts from the recession trough of 11.7 million units in 1991, but they only reached 13.8 million in 1993. Job losses have depressed housing activity and multi-family housing permits were down by 26.9 percent through mid-1996. Nonetheless, the 1996 median home price increased 5.1 percent over 1995 to $114,600. Non-residential construction is providing some support to the overall construction sector due to the work on several large projects. Non-residential permit values were up 85.0 percent in 1995 from 1994 levels.

On balance, the Baltimore region benefits from a relatively diversified economic base which should protect the region from the effects of wide swings in the economy. Over the long-term, the region's strategic location along the eastern seaboard and its reputation as a major business center should further enhance the area's outlook. Thus, while the current short term economic outlook may cause real estate values to remain stable, a more optimistic long term outlook should have positive influences upon real estate values.

Summary
    - Baltimore is the 19th largest metropolitan area in the country. Just by sheer size, the region represents a broad marketplace for all commodities including real estate.
    - The region's economy is diversified with the service industries now the largest single sector; manufacturing has stabilized after three decades of decline. The outlook for continued expansion and investment in the biotechnology field is excellent led by the renowned John Hopkins University.
    - Regional economic trends point toward an era of modest growth which, over time, should eventually alleviate the current imbalance between supply and demand for some types of real property. However, only those with a desirable location and functional design will outperform inflation in the general economy.

(Neighborhood map of area surrounding mall)

NEIGHBORHOOD ANALYSIS

General
Eastpoint Mall is located in Baltimore County on the northern portion of the Dundalk peninsula, one mile east of Baltimore City limits. It is conveniently located between Eastern Avenue, North Point Boulevard, and Interstate 695. Although it has access and visibility from Eastern Avenue and North Point Boulevard, which both have access off Interstate 695, the property is not visible from the interstate.

Land Use Patterns
Immediately  surrounding the Eastpoint Mall is a diverse  mix of land uses, including office, retail, residential, and industrial. Directly opposite Eastpoint Mall on Eastern Avenue is an older neighborhood shopping center with a mix of discount retailers. Across North Point Boulevard are some office users, most notably Eastpoint Office Park consisting of approximately 92,000+/- square feet of Class B+/- office space.

The surrounding residential areas are made up of older, well-kept single- and multi-family homes. There is a balance of schools, churches, services and neighborhood amenities indicating stability of the area. Although industrial parks and the Baltimore City Sewage Treatment Plant are nearby, these uses are geographically isolated so as not to affect the character of the surrounding residential neighborhoods.

Recent Trends
Wal-Mart  is  reportedly trying to open a store approximately
1.0 mile east of the subject on the site of an existing flea market. It has reportedly been approved, although local resident opposition has been strong. The store will likely open in 1998 and will help attract additional shoppers to the area.

Summary
The outlook for the immediate neighborhood is one of cautious optimism. The neighborhood is relatively mature and built-up. The subject's most promising growth potential is seen in capturing a greater market share from its principal competitors, the Golden Ring Mall and the White Marsh Mall. The addition of a 10-screen theater complex across Eastern Avenue should help to generate additional traffic for the area.


RETAIL MARKET ANALYSIS

Trade Area Analysis

Overview
A  retail center's trade area contains people who are  likely to patronize that particular property. These customers are drawn by a given class of goods and services provided by a particular tenant mix. The fundamental drawing power comes from the strength of anchor tenants at the center, as well as the national, regional, and local tenants which complement and support the anchors. A successful combination of these elements creates a destination for customers seeking a variety of goods and services, as well as comfort and convenience of an integrated shopping environment.

In order to define and analyze the market potential for a property such as the subject, it is important to first establish boundaries of the trade area from which the subject will draw its customers. In some cases, defining the trade area may be complicated by the existence of other retail facilities on main thoroughfares within trade areas that are not clearly defined, or whose trade areas overlap with that of the subject. Therefore, transportation and access, location of competition, and geographical boundaries tend to set barriers for the subject's potential trade area.

Scope of Trade Area
Traditionally,  a  retail  center's  sales  are   principally
generated from within its primary trade area, which is typically within reasonably close geographic proximity to the property itself. Generally, between 55.0 and 65.0 percent of a center's sales are generated from within its primary trade area. The secondary trade area generally refers to more outlying areas which provide less frequent customers. Residents within the secondary trade area would be more likely to shop closer to home due to time and travel constraints. An additional 20.0 to 25.0 percent of a center's sales will be generated from secondary areas. Finally, tertiary or peripheral trade areas refer to more distant locations from which occasional customers reside. These residents may be drawn to the center by a particular service or store which is not found locally. Industry experience shows that between 10.0 and 15.0 percent of a center's sales are derived from customers residing outside the trade area. This potential is commonly referred to as inflow.

Trade Area Definition
A  complete discussion of the subject's potential trade  area is beyond the scope of this assignment. Our Original Appraisal provided a detailed analysis of the potential boundaries for the subject's potential draw, along with complete discussions of area competition. The analysis concluded that Eastpoint's primary and secondary trade areas most closely resemble those zip codes
presented  in a study by Stillerman & Jones (1993).   This  trade
area has been identified as containing a total of 11 zip codes that are bounded roughly by Joppa Road (north), St. Paul Street
(west), and the Chesapeake Bay (south and east).

The Primary Market segment, which generally falls within a 3-mile radius of the center, includes the major zip code communities of Dundalk, Essex, Rosedale, and Highlandtown. In the 1993 Stillerman survey, it was estimated that approximately
55.0 percent of the subject's shoppers reside within the Primary Market area. Eastpoint's Primary Market zip codes are as follows:

       Primary Trade Area
   Zip Code       City/Location
     21202            21221
     21205            21222
     21213            21224
     21219            21231
   Source:  Stillerman & Jones

The   Secondary   Market   encompasses   several   additional
communities that generally fall within an 8 to 10 minute drive of the property, approximately a 5 to 6 mile radius of the subject site. The following chart lists Secondary Market zip codes:

         Secondary Trade Area
  Zip Code      Zip Code    Zip Code
   21206         21220        21237
  Source:  Stillerman & Jones

We  have  utilized  this zip code-based survey  in  order  to analyze the subject's trade area. To lend additional perspective, we have separated the trade area into the Primary and Secondary segments. The table on the Facing Page presents an overview of the subject's Primary and Secondary trade areas as reported by Equifax National Decision Systems. A complete report is included in the Addenda to this appraisal.

Population
Over the course of the past five years, population within the Primary Trade Area has been declining at a compound annual rate of 0.10 percent per year. Current estimates show a Primary Market population of 277,947. Through 2000, population is projected to grow at an annual rate of 0.22 percent per year. Population within the Secondary Market is estimated at 115,463 and has been growing at a rate of 0.20 percent per annum since 1990. Secondary Market population growth is forecasted to grow by 0.39 percent per year through 2000.

The   graphic  on  the  Following  Page  presents  forecasted
population growth within the subject's Primary and Secondary trade areas over the next five years. As can be seen, areas to the east in Baltimore County are projected to see the highest growth. The majority of the trade area is expected to see only moderate growth through 2000. Nonetheless, it is important to recognize that this total trade area contains nearly 393,410 people with fair to moderate aggregate purchasing power. As with other areas of the Baltimore MSA, population growth has been occurring in outlying suburban areas.

Household Trends
Household  formation within the subject's Primary Trade  Area has been growing at a faster pace than population growth. This is a national phenomenon generally brought on by higher divorce rates, younger individuals postponing marriage, and population living longer on average. Between 1990 and 1995, the Primary Trade Area added 3,662 households, a 3.5 percent increase or 0.69 percent per year. Over the next five years, household formation is projected to increase at an annual rate of 0.72 percent per year.

Household  formation is an important statistic for  retailers in  that  household  units provide the demand necessary  for  the purchase of goods and services. With household persons per household is declining. Accordingly, household size is forecasted  to  continue to decrease from its present  figure  of
2.57 persons per unit, to 2.50 persons per household in 2000.

Trade Area Income
Another significant statistic for retailers is the income potential within the Primary Trade Area. The subject's Primary Market shows an average household income of about $35,448, with a per capita income of $14,113. The Secondary Market has an average household income of $40,731. By comparison, the Baltimore MSA has an average household income of $52,158, while the United States has an average of about $46,791.

Provided on a Following Page is a graphic presentation of average household income within the Primary and Secondary trade areas of the subject's market. As can be seen, areas to the north, south and east have the highest levels of income.

(Graphic showing population density of mall's trade area)

(Graphic showing Average Household Income demographics of mall's trade area)

Retail Sales
Retail sales and sales growth are also indicators which retailers watch closely. Retail sales provide important insight into regional economic trends and the relative health of surrounding areas. The following table charts historic retail sales trends within the subject's region.

                   Retail Sales Trends (000)
             Baltimore                    State of
   Year       County     Baltimore MSA    Maryland

   1985     $5,402,509    $13,681,848    $28,863,392
   1990     $6,971,038    $17,489,333    $36,836,986
   1993     $7,872,419    $19,610,884    $40,363,984
   1994     $7,974,328    $20,720,649    $44,183,971
   1995     $8,516,777    $21,744,811    $45,643,984
CAGR:85-95    +4.66%         +4.74%         +4.69%
CAGR:90-95    +4.09%         +4.45%         +4.38%
Source: Sales & Marketing Management "Survey of Buying Power"

From the survey, it is evident that retail sales within Baltimore County have been growing at a compound annual rate of
4.09 percent since 1990, slightly lower than the Baltimore MSA and State of Maryland as a whole.

Subject Property Sales
While retail sales trends within the MSA and region lend insight into the underlying economic aspects of the market, it is the subject's sales history that is most germane to our analysis.

Non-Anchor Sales
Sales reported for mall shops and outside tenants at the subject property can be broken down into various components, including total shop sales, comparable or same-store sales
(mature sales), and new store sales. Total mall shop sales include new tenants, mature tenants, and those tenants which are terminated during the year. The following table tracks sales at the subject property based upon total mall shop and exterior GLA.

               Subject Mall Shop Sales
           Total            Applica   Sales
  Year     Sales      %     ble GLA  Per Sq.     %
           (000)   Change              Ft.     Change
  1989    $50,077       --  276,302   $181.20       --
  1990    $56,912  +13.65%  297,486   $191.30   +5.57%
  1991    $52,848   -7.14%  320,680   $164.80  -13.85%
  1992    $60,987  +15.40%  341,091   $178.80   +8.50%
  1993    $64,290   +5.42%  341,242   $188.40   +5.37%
  1994    $69,459   +8.04%  327,020   $212.40  +12.74%
  1995    $70,338   +1.27%  327,001   $215.10   +1.27%
  1996    $75,400   +7.20%  327,605   $230.16   +7.00%
CAGR:89-96   --     +6.02%     --        --     +3.48%
CAGR:92-96   --     +5.45%     --        --     +6.52%
Includes all mall shop sales; does not reflect mature or same-store sales.

Aggregate mall shop sales have increased at a compound annual rate of 6.02 percent per year since 1989. In this regard, sales increased from approximately $50.1 million in 1989 to $75.4 million in 1996. Abstracting a unit rate for each year based upon total reporting GLA, sales in 1995 reportedly increased to $230.16 per square foot. This figure is skewed, however, due to the inclusion of partial year tenants, both new and terminating stores.

A better gauge of mall shop sales can be measured by same-store or Mature Sales as reported by Shopco. These comparable store sales reflect annual performance for stores open and reporting sales for the full prior year period. For 1996, mature store sales were relatively unchanged, declining to $312.10 per square foot from $312.70 in 1995. Property totals for comparative store sales increased from $261.60 in 1995 to $263.20 in 1996. Comparable mall shop sales, excluding food court tenants, reached about $255 per foot in 1996.

Department Store Sales
Department store sales at the subject property reportedly reached $75.6 million in 1996, reflecting a 3.5 percent increase over 1995 figures. The indicated overall sales average per square foot is $166. The following chart shows a history of anchor store sales for the subject.

                Subject Anchor Sales (000)
  Year      Value        Ames    JC Penney    Sears
            City
  1989      $18,729  $  9,012     $14,827         --
  1990      $23,669  $  8,198     $14,282         --
  1991      $25,240  $  9,059     $13,287    $ 4,964
  1992      $26,505  $  8,908     $14,122    $12,281
  1993      $28,002  $ 10,365     $15,326    $14,860
  1994      $29,384  $ 10,620     $15,566    $17,364
  1995      $29,177  $  9,897     $15,281    $18,671
  1996      $29,806  $ 10,227     $15,432    $20,146
CAGR:89-96   +6.86%    +1.82%      +0.57%         --
CAGR:92-96   +2.98%    +3.51%      +2.24%    +13.17%

As can be seen, department store sales have grown at a compound annual rate of about 5.16 percent per year since 1992. Sears has shown the strongest overall growth at 13.17 percent, while JC Penney has had growth of 2.24 percent per annum. JC Penney is on ground lease terms and not part of owned GLA.

We would note that JC Penney has more or less saturated the Baltimore market over the past several years, adding some 20 stores in conjunction with the purchase of a majority of the Woodward & Lothrop stores. This has reportedly had some impact at the subject store, restricting sales growth.

Primary Competition
As  further  discussion  of  the subject's  position  in  the market, it is necessary that we briefly review the nature of area
competition.   The subject property competes most  directly  with
the Galleria Ring Mall and the White Marsh Mall.

The  Golden Ring Mall continues to be Eastpoint's most direct
competition  located  3+/-  miles  northeast  of  the  subject   at
Interstate 695 and Routes 7 and 40. The mall was built in 1974 and renovated in 1992. Total GLA is about 718,988+/- square feet on two-levels. Golden Ring is anchored by Caldor (144,610 square
feet),  Hecht's  (149,600  square  feet),  and  Montgomery   Ward
(168,688 square feet), with theaters and a free-standing strip. Occupancy is reported to be around 80.0 percent, with average mall shop sales of $221 per square foot in 1995, up from about $213 per square foot in 1993. For 1996, sales reportedly dropped to a range of $200 to $210 per square foot. Over 20.0 percent of
tenants   at  the  property  are  reported  to  be  entertainment
oriented. Four theaters were added to the mall in 1994 and crime continues to be a problem for this center. Big box users have expressed recent interest in areas around the property.

The White Marsh Mall, approximately 6+/- miles to the north, is the subjects other competitive center, competing for portions of
Eastpoints  secondary  trade area and upper-end  shoppers.   The
mall is situated on 140+/- acres at Silver Spring Road and Interstate 95 and contains approximately 1,145,000+/- square feet. Anchors include Hechts (120,000 square feet), JC Penney (132,000 square feet), Macys (195,000 square feet), and Sears (163,000
square  feet).   The  former Woodward &  Lothrop  store  (164,000
square feet) is still vacant following its closing and management reports that there are no negotiations underway for the space. It is rumored that ownership may convert this store into mall
shop  space.   This two-level, enclosed mall was  constructed  in
1981 and contains approximately 180 mall shops. Average mall shop sales are reported to be slightly over $300 per square foot,
with  occupancy  near  100.0  percent.   White  Marsh  is  firmly
positioned as a higher-end center with a complimentary mix of tenants serving a more upscale shopper. A considerable amount of development has been occurring around White Marsh. In 1994, the mall added a Warner Brothers superstore and additional theaters. This area is also experiencing interest from big box users.

These two properties compete most directly with Eastpoint and create formidable boundaries to the subject's potential trade area.

Proposed Competition
To the best of our knowledge, there are no proposed retail centers that would compete directly with the subject property. As noted, Wal-Mart will apparently be developing a store about
1.0 mile east of the subject on the site of an existing flea market. While being competitive with Ames and Value City, we believe Wal-Mart will attract additional traffic to the area, improving the draw of shoppers.

Secondary Competition
The subject property is also influenced to some degree by secondary competition within the surrounding areas, including large community centers, big box users, and discounters.

Conclusion
We have analyzed the retail trade area for the subject property, along with profiles of the Baltimore MSA and Baltimore County. This type of analysis is necessary in order to make reasonable assumptions regarding the continued performance of the subject property. Our trade area profile has been based upon a zip code-based survey of shoppers frequenting the property.

The following points summarize our key conclusions regarding the subject property and its trade area:

    - The subject enjoys an accessible location within the heart of the nations 14th largest MSA.
    - Despite existing competition, Eastpoint Mall is an established mall with a history of customer loyalty. Its strategic location dominates the southeast portion of Baltimore County and northeast quadrant of Baltimore City.
    - Baltimore County has the largest population in the MSA outside of the City of Baltimore. Generally, its economy has become \ increasingly diversified over the last decade. Throughout the 1980s the county gained in affluence. With approximately 29 percent of the MSA's population, the county has averaged over 40 percent of the metropolitan areas retail sales.
    - The subjects trade area has declined slightly in population, primarily as a result of the outmigration of residents from Baltimore City into more suburban areas.
    -   Competition exists most directly with the Golden Ring Mall.
        Golden Ring, together with the subject, have similar merchandising themes targeted to the middle income residents that form the basis for the trade area. The subject's expansion, renovation and remerchandising has been timely and continues to result in increased market share. Indications show that Golden Ring has suffered at the expense of Eastpoint. Concurrently, we see a pronounced shift in tenants offering better merchandising that, in our opinion, more firmly positions the subjects competitive structure relative to Golden Ring and the White
        Marsh Mall.
    - In view of the projected continued erosion of the City of Baltimore's population, management has redirected marketing efforts to focus on areas within and proximate to the trade area that have the most potential for growth. Continued efforts should be made to carefully select tenants that fit the profile of the customer base.

On balance, it is our opinion that, with competent management and  aggressive marketing, the subject property should  remain  a
viable  retail entity into the foreseeable future.   Our  outlook
for the subjects region continues to be positive, with below average prospects for growth.

THE SUBJECT PROPERTY

Property Description
Eastpoint Mall contains a total GLA of 862,313+/- square  feet.
Of this total, the enclosed mall consists of 296,581+/- square feet and separate freestanding structures contain 565,732+/- square feet, including anchors, free-standing buildings, and outdoor tenants. The existing 67.121+/- acre site provides parking for over 4,500 cars.

The subject has successfully positioned itself against its competition through renovation and remerchandising over the past three to four years. The addition of natural light and the inclusion of tasteful pastel colors and neon accent lighting has transformed the mall's image from bland to a more contemporary
atmosphere.    One   of  the  biggest  changes   has   been   the
transformation of the former Hutzler's space to contain the mall's new food court on the main concourse level as well as the
atrium  offices  on  the  remaining two  levels.   These  offices
consist  of a total rentable area of 55,435+/- square feet and  are
targeted  to smaller service and professional firms.   While  the
food court has caught on and is doing well, the offices continue to have difficulty in attracting tenants. We relate this to the fact that an office use in a traditional mall is typically a difficult concept to market. In addition, the general location is considered secondary in relation to other quadrants of the MSA that contain the bulk of the regions' office component.

Since our previous report there have been no major changes to
the  subject  property.   Several lease transactions  have  taken
place  along  with lease renewals for some existing tenants.   We
are  advised that management continues to try to bring in  a  so-
called  fifth  anchor  on the former Firestone  outpad.   Service
Merchandise was a proposed deal here and would occupy a 50,00+/- square foot store on ground lease terms. Although we have not reflected a deal of this nature, the addition would create additional draw to the center.

Structurally and mechanically, improvements appear to be in good condition. Our review of the local environs reveals that there are no external influences which negatively impact the value of the subject property. Although crime has been an increasingly visible problem at area malls, the subject has taken appropriate action to combat such an image problem with heightened security measures.

Real Property Taxes and Assessments
The gross assessment for the subject for the fiscal tax year (July 1994 through June 1995) is $16,912,090. Real estate taxes for the 1994/1995 tax period are $586,457.95. Taxes are increased on July 1st for the next fiscal tax period. Ownership has budgeted $630,000 for real estate taxes in calendar year 1997, higher than the $598,600 in 1996. This figure includes the projected increase in taxes on July 1st. We have utilized their projection in our cash flow.

Zoning
The  subject property is zoned BM-CT, Business Major  -  Town
Center by Baltimore County. Based on conversations with the county zoning office, the subject's current retail/commercial use is in conformance with the intent of this district.

We know of no deed restrictions, private or public, that further limit the subject property's use. The research required to determine whether or not such restrictions exist, however, is beyond the scope of this appraisal assignment. Deed restrictions are a legal matter and only a title examination by an attorney or title company can usually uncover such restrictive covenants. Thus, we recommend a title search to determine if any such restrictions do exist.

HIGHEST AND BEST USE

According  to the Dictionary of Real Estate Appraisal,  Third
Edition (1993), a publication of the Appraisal Institute, the highest and best use is defined as:

    The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.

We evaluated the site's highest and best use both as currently improved and as if vacant in the Original Report. After considering all the uses which are physically possible, legally permissible, financially feasible, and maximally productive, it is our opinion that a concentrated retail use built to its maximum feasible F.A.R. is the highest and best use of the mall site as though vacant. Similarly, we have considered the same criteria with regard to the highest and best use of the site as improved. After considering all pertinent data, it is our conclusion that the highest and best use of the site as improved is for its continued retail/commercial use. We believe that such a use will yield to ownership the greatest return over the longest period of time.

VALUATION PROCESS

Appraisers typically use three approaches in valuing real property: The Cost Approach, the Income Approach and the Sales Comparison Approach. The type and age of the property and the quantity and quality of data effect the applicability in a specific appraisal situation.

The Cost Approach renders an estimate of value based upon the price of obtaining a site and constructing improvements, both with equal desirability and utility as the subject property. Historically, investors have not emphasized cost analysis in purchasing investment grade properties such as regional malls. The estimation of obsolescence for functional and economic conditions as well as depreciation on improvements makes this approach difficult at best. Furthermore, the Cost Approach fails to consider the value of department store commitments to regional shopping centers and the difficulty of site assemblage for such properties. As such, the Cost Approach will not be employed in this analysis due to the fact that the marketplace does not rigidly trade leased shopping centers on a cost/value basis.

The Sales Comparison Approach is based on an estimate of value derived from the comparison of similar type properties which have recently been sold. Through an analysis of these sales, efforts are made to discern the actions of buyers and sellers active in the marketplace, as well as establish relative unit values upon which to base comparisons with regard to the mall. This approach has a direct application to the subject property. Furthermore, this approach has been used to develop investment indices and parameters from which to judge the reasonableness of our principal approach, the Income Approach.

By definition, the subject property is considered an income/ investment property. Properties of this type are historically bought and sold on the ability to produce economic benefits, typically in the form of a yield to the purchaser on investment capital. Therefore, the analysis of income capabilities are particularly germane to this property since a prudent and knowledgeable investor would follow this procedure in analyzing its investment qualities. Therefore, the Income Approach has been emphasized as our primary methodology for this valuation. This valuation concludes with a final estimate of the subject's market value based upon the total analysis as presented herein.

SALES COMPARISON APPROACH

Methodology
The Sales Comparison Approach provides an estimate of market value by comparing recent sales of similar properties in the surrounding or competing area to the subject property. Inherent in this approach is the principle of substitution, which holds that, when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution.

By analyzing sales that qualify as arms-length transactions between willing and knowledgeable buyers and sellers, market value and price trends can be identified. Comparability in physical, locational, and economic characteristics is an important criterion when comparing sales to the subject property. The basic steps involved in the application of this approach are as follows:

    1. Research recent, relevant property sales and current offerings throughout the competitive marketplace;
    2. Select and analyze properties considered most similar to the subject, giving consideration to the time of sale, change in economic conditions which may have occurred since date of sale, and other physical, functional, or locational factors;
    3. Identify sales which include favorable financing and calculate the cash equivalent price; and
    4. Reduce the sale prices to a common unit of comparison, such as price per square foot of gross leasable area sold;
    5. Make appropriate adjustments between the comparable properties and the property appraised; and
    6. Interpret the adjusted sales data and draw a logical value conclusion.

The most widely-used, market-oriented units of comparison for properties such as the subject are the sale price per square foot of gross leasable area (GLA) purchased, and the overall capitalization rate extracted from the sale. This latter measure will be addressed in the Income Capitalization Approach which follows this methodology. An analysis of the inherent sales multiple also lends additional support to the Sales Comparison Approach.

Market Overview
The typical purchaser of properties of the subject's caliber includes both foreign and domestic insurance companies, large retail developers, pension funds, and real estate investment trusts (REITs). The large capital requirements necessary to participate in this market and the expertise demanded to successfully operate an investment of this type, both limit the number of active participants and, at the same time, expand the geographic boundaries of the marketplace to include the international arena. Due to the relatively small number of market participants and the moderate amount of quality product available in the current marketplace, strong demand exists for the nation's quality retail developments.

Most institutional grade retail properties are existing, seasoned centers with good inflation protection. These centers offer stability in income and are strongly positioned to the extent that they are formidable barriers to new competition. They tend to be characterized as having three to five department store anchors, most of which are dominant in the market. Mall shop sales are at least $300 per square foot and the trade area offers good growth potential in terms of population and income levels. Equally important are centers which offer good upside potential after face-lifting, renovations, or expansion. With new construction down substantially, owners have accelerated their renovation and remerchandising programs. Little competition from over-building is likely in most mature markets within which these centers are located. Environmental concerns and "no-growth" mentalities in communities continue to be serious impediments to new retail developments.

Over the past 18+/- months, we have seen real estate investment return to favor as an important part of many institutional investors' diversified portfolios. Banks are aggressively competing for business, trying to regain market share lost to Wall Street, while the more secure life insurance companies are also reentering the market. The re-emergence of real estate investment trusts (REITs) has helped to provide liquidity within the real estate market, pushing demand for well-tenanted, quality property, particularly regional malls. Currently, REITs are one of the most active segments of the industry and are particularly attractive to institutional investors due to their liquidity. However, overbuilding in the retail industry has resulted in the highest GLA per capita ever (19 square feet per person). As a consequence, institutional investors are more selective than ever with their underwriting criteria. Many investors are even shunning further retail investment at this time, content that their portfolios have a sufficient weighting in this segment.

The market for dominant Class A institutional quality malls is tight, as characterized by the limited amount of good quality product available. It is the overwhelming consensus that Class A property would trade in the 7.0 to 8.0 percent capitalization rate range, with rates below 7.5 percent likely limited to the top 15 to 20 malls with sales at least $350 per square foot.
Conversely, there are many second tier and lower quality malls offered on the market at this time. With limited demand from a much thinner market, cap rates for this class of malls are felt to be in the much broader 9.5 to 14.0 percent range. Pessimism about the long term viability of many of these lower quality malls has been fueled by the recent turmoil in the retail industry.

To   better  understand  where  investors  stand  in  today's
marketplace, we have surveyed active participants in the retail investment market. Based upon our survey, the following points summarize some of the more important hot buttons concerning investors:

    1. Occupancy Costs - This "health ratio" measure is of fundamental concern today. The typical range for total occupancy cost-to-sales ratios falls between 10.0 and 15.0 percent. With operating expenses growing faster than sales in many malls, this issue has become even more important. As a general rule of thumb, malls with sales under $250 per square foot generally support ratios of 10.0 to 12.0 percent; $250 to $300 per square foot support 12.0 to 13.5 percent; and over $300 per square foot support 13.5 to 15.0 percent. Experience and research show that most tenants will resist total occupancy costs that exceed 15.0 to 18.0 percent of sales. However, ratios of upwards to 20.0 percent are not uncommon for some higher margin tenants. This appears to be by far the most important issue to an investor today. Investors are looking for long term growth in cash flow and want to realize this growth through real rent increases. High occupancy costs limit the amount of upside through lease rollovers.
    2. Market Dominance - The mall should truly be the dominant mall in the market, affording it a strong barrier to entry for new competition. Some respondents feel this is more important than the size of the trade area itself.
    3. Strong Anchor Alignment - Having at least three department stores (four are ideal), two of which are dominant in that market. The importance of the traditional department store as an anchor tenant has returned to favor after several years of weak performance and confusion as to the direction of the industry.
        As a general rule, most institutional investors would not be attracted to a two-anchor mall.
    4. Entertainment - Entertainment has become a critical element at larger centers as it is designed to increase customer traffic and extend customer staying time. This loosely defined term covers a myriad of concepts available ranging from mini-amusement parks, to multiplex theater and restaurant themes, to interactive virtual reality applications. The capacity of regional/ super-regional centers to provide a balanced entertainment experience well serve to distinguish these properties from less distinctive formats such as power and smaller outlet centers.
    5. Dense Marketplace - Several of the institutional investors favor markets of 300,000 to 500,000 people or greater within a 5 to 7 mile radius. Population growth in the trade area is also very important. One advisor likes to see growth 50.0 percent better than the U.S. average. Another investor cited that they will look at trade areas of 200,000+/- but that if there is no population growth forecasted in the market, a 50+/- basis point adjustment to the cap rate at the minimum is warranted.
    6. Income Levels - Household incomes of $50,000+ which tends to be limited in many cases to top 50 MSA locations. Real growth with spreads of 200 to 300 basis points over inflation are ideal.
    7. Good Access - Interstate access with good visibility and a location within or proximate to the growth path of the community.
    8. Tenant Mix - A complimentary tenant mix is important. Mall shop ratios of 35+/- percent of total GLA are considered average with 75.0 to 80.0 percent allocated to national tenants. Mall shop sales of at least $250 per square foot with a demonstrated positive trend in sales is also considered to be important.
    9. Physical Condition - Malls that have good sight lines, an updated interior appearance and a physical plant in good shape are looked upon more favorably. While several developers are interested in turn-around situations, the risk associated with large capital infusions can add at least 200 to 300 basis points onto a cap rate.
   10. Environmental Issues - The impact of environmental problems cannot be understated. There are several investors who won't even look at a deal if there are any potential environmental issues no matter how seemingly insignificant.
   11. Operating Covenants - Some buyers indicated that they would not be interested in buying a mall if the anchor store operating covenants were to expire over the initial holding period. Others weigh each situation on its own merit. If it is a dominant center with little likelihood of someone coming into the market with a new mall, they are not as concerned about the prospects of loosing a department store. If there is a chance of loosing an anchor, the cost of keeping them must be weighed against the benefit. In many of their malls they are finding that traditional department stores are not always the optimum tenant but that a category killer or other big box use would be a more logical choice.

In the following section we will discuss trends which have become apparent over the past several years involving sales of regional malls.

Regional Mall Property Sales
Evidence has shown that mall property sales which include anchor stores have lowered the square foot unit prices for some comparables, and have affected investor perceptions. In our discussions with major shopping center owners and investors, we learned that capitalization rates and underwriting criteria have become more sensitive to the contemporary issues affecting department store anchors. Traditionally, department stores have been an integral component of a successful shopping center and, therefore, of similar investment quality if they were performing satisfactorily.

During  the  1980's a number of acquisitions,  hostile  take-
overs and restructurings occurred in the department store industry which changed the playing field forever. Weighted down by intolerable debt, combined with a slumping economy and a shift in shopping patterns, the end of the decade was marked by a number of bankruptcy filings unsurpassed in the industry's history. Evidence of further weakening continued into 1991-1992 with filings by such major firms as Carter Hawley Hale, P.A. Bergner & Company, and Macy's. In early 1994, Woodward & Lothrop announced their bankruptcy involving two department store divisions that dominate the Philadelphia and Washington D.C. markets. Most of the stores have since been acquired by the May Department Stores Company, effectively ending the existence of the 134 year old Wanamaker name, the nation's oldest department store company.

More recently, however, department stores have been reporting a return to profitability resulting from increased operating economies and higher sales volumes. Sears, once marked by many for extinction, has more recently won the praise of analysts. Federated Department Stores has also been acclaimed as a text book example on how to successfully emerge from bankruptcy. They have merged with Macy's and more recently acquired the Broadway chain to form one of the nation's largest department store companies. The trend of further consolidation and vulnerability of the regional chains continued throughout 1996.

With all this in mind, investors are looking more closely  at the strength of the anchors when evaluating an acquisition. Most of our survey respondents were of the opinion that they were indifferent to acquiring a center that included the anchors versus stores that were independently owned if they were good performers. However, where an acquisition includes anchor stores, the resulting cash flow is typically segregated with the income attributed to anchors (base plus percentage rent) analyzed at a higher cap rate then that produced by the mall shops.

However,  more  recent  data  suggests  that  investors   are
becoming more troubled by the creditworthiness of the mall shops. With an increase in bankruptcies, store closures and consolidations, we see investors looking more closely at the strength and vulnerabilities of the in-line shops. As a result, there has been a marked trend of increasing capitalization rates.

Cushman  &  Wakefield has extensively tracked  regional  mall
transaction  activity for several years.   In  this  analysis  we
discuss sale trends since 1991. Summary data sheets for the more recent period (1995 to 1996) are displayed on the Following
Pages.   Summary information for prior years (1991 to  1994)  are
maintained in our files. These sales are inclusive of good quality Class A or B+/- properties that are dominant in their
market.   Also  included  are weaker properties  in  second  tier
cities that have a narrower investment appeal. As such, the mall sales presented in this analysis show a wide variety of prices on a per unit basis, ranging from $59 per square foot up to $686 per square foot of total GLA purchased. When expressed on the basis of mall shop GLA acquired, the range is more broadly seen to be
$93   to  $686  per  square  foot.   Alternatively,  the  overall
capitalization rates that can be extracted from each transaction range from 5.60 percent to rates in excess of 11.0 percent.

One obvious explanation for the wide unit variation is the inclusion (or exclusion) of anchor store square footage which has the tendency to distort unit prices for some comparables. Other sales include only mall shop area where small space tenants have higher rents and higher retail sales per square foot. A shopping center sale without anchors, therefore, gains all the benefits of anchor/small space synergy without the purchase of the anchor square footage. This drives up unit prices to over $250 per square foot, with most sales over $300 per square foot of salable area. A brief discussion of historical trends in mall transactions follows

1995 Mall Sales Chart
1996 Mall Sales Chart
1996 Mall Sales Chart (page 2)

    -   The fourteen sales included for 1991 show a mean price
        per  square foot sold of $282.  On the basis of  mall
        shop  GLA  sold, these sales present a mean of  $357.
        Sales multiples range from .74 to 1.53 with a mean of
        1.17.   Capitalization rates range from 5.60 to  7.82
        percent  with  an overall mean of 6.44 percent.   The
        mean  terminal  capitalization rate is  approximately
        100  basis  points  higher, or 7.33  percent.   Yield
        rates range between 10.75 and 13.00 percent, with a mean of 11.52 percent for those sales reporting IRR expectancies.
    - In 1992, the eleven transactions display prices ranging from $136 to $511 per square foot of GLA sold, with a mean of $259 per square foot. For mall shop area sold, the 1992 sales suggest a mean price of $320 per square foot.
        Sales multiples range from .87 to 1.60 with a mean of 1.07. Capitalization rates range between 6.00 and 7.97 percent with the mean cap rate calculated at 7.31 percent for 1992. For sales reporting a going-out cap rate, the mean is shown to be 7.75 percent. Yield rates range from 10.75 to around 12.00 percent with a mean of 11.56 percent.
    -   For  1993,  a total of  sixteen transactions have been tracked.
        These sales show an overall average sale price of $242 per square foot based upon total GLA sold and $363 per square foot based solely upon mall GLA sold. Sales multiples range from .65 to 1.82 and average 1.15. Capitalization rates continued to rise in 1993, showing a range between 7.00 and 10.10 percent. The overall mean has been calculated to be 7.92 percent. For sales reporting estimated terminal cap rates, the mean is also equal to 7.92 percent. Yield rates for 1993 sales range from 10.75 to 12.50 percent with a mean of 11.53 percent for those sales reporting IRR expectancies. On balance, the year was notable for the number of dominant Class A malls which transferred.
    -   Sales data for 1994 shows fourteen
        confirmed transactions with an average unit price per square foot of $197 per square foot of total GLA sold and $288 per square foot of mall shop GLA. Sales multiples range from .57 to 1.43 and average .96. The mean going-in capitalization rate is shown to be 8.37 percent. The residual capitalization rates average
        8.13 percent. Yield rates range from 10.70 to 11.50 percent and average 11.17 percent. During 1994, many of the closed transactions involved second and third tier malls. This accounted for the significant drop in unit rates and corresponding increase in cap rates. Probably the most significant sale involved the Riverchase Galleria, a 1.2 million square foot center in Hoover, Alabama. LaSalle Partners purchased the mall of behalf of the Pennsylvania Public School Employment Retirement System for $175.0 million. The reported cap rate was approximately 7.4 percent.
    -   Cushman & Wakefield has researched 19
        mall transactions for 1995.  With the exception of possibly
        Natick Mall and Smith Haven Mall, by and large the quality of malls sold are lower than what has been shown for prior years.
        For example, the average transaction price has been slipping. In 1993, the peak year, the average deal was nearly $133.8 million.
        In 1995, it is shown to be $88.6 million which is even skewed upward by Natick and Smith Haven Malls which had a combined price of $486.0 million. The average price per square foot of total
        GLA sold is calculated to be $193 per square foot. The range in values of mall GLA sold are $93 to $686 with an average of $285 per square foot. The upper end of the range is formed by Queens Center with mall shop sales of nearly $700 per square foot. Characteristics of these lesser quality malls would be higher initial capitalization rates. The range for these transactions is 7.25 to 11.10 percent with a mean of 9.13 percent. Most market participants indicated that continued turmoil in the retail industry will force cap rates to move higher.
    -   1996 has been the most active year in
        recent times in terms of transactions. REIT's have far and away been the most active buyers. We believe this increase in activity is a result of a combination of dynamics. The liquidity of REIT's as well as the availability of capital has made acquisitions much easier. In addition, sellers have become much more realistic in there pricing, recognizing that the long term viability of a regional mall requires large infusions of capital.
        The 26 transactions we have tracked range in size from approximately $22.2 million to $266.0 million. The malls sold also run the gamut of quality ranging from several secondary properties in small markets to such higher profile properties as Old Orchard Shopping Center in Chicago and South Park Mall in Charlotte. Sale prices per SF of mall shop GLA range from $126 to $534 with a mean of $242. REIT's primary focus on initial return with their underwriting centered on in place income. As such, capitalization rates ranged from 7.0 percent to 12.0 percent with a mean of 9.35 percent.

While  these unit prices implicitly contain both the physical and economic factors affecting the real estate, the statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has limited direct application. The price per square foot of mall shop GLA acquired yields one common form of comparison. However, this can be distorted if anchor and/or other major tenants generate a significant amount of income.
Chart A, following, shows this relationship along with other selected indices.

                         CHART A *
                 Selected Average Indices
Transaction    Price/SF     Price/SF Range   Sales  Capitali-
   Year        Range **      of Mall Shop    Multi-   zation
               of Total        GLA/Mean       ple     Rates
               GLA/Mean
  1991       $156 - $556     $203 - $556     1.17     6.44%
                 $282            $357
  1992       $136 - $511     $226 - $511     1.07     7.31%
                 $259            $320
  1993       $  73 - $471    $173 - $647     1.15     7.92%
                 $242            $363
  1994       $  83 - $378    $129 - $502     0.96     8.37%
                 $197            $288
  1995       $  53 - $686    $  93 - $686    0.96     9.13%
                 $193            $284
  1996       $  58 - $534    $126 - $534     0.84     9.35%
                 $190            $242
*  Includes all transactions for particular year
** Based on total GLA acquired


The chart above shows that the annual average price per square foot of total GLA acquired has ranged from $190 to $282 per square foot. A declining trend has been in evidence as cap rates have risen. As discussed, one of the factors which may influence the unit rate is whether or not anchor stores are included in the total GLA which is transferred. Thus, a further refinement can be made between those malls which have transferred with anchor space and those which have included only mall GLA. The price per square foot of mall shop GLA has declined from a high of $357 per square foot in 1991 to $242 per square foot in 1996. In order to gain a better perspective into this measure, we can isolate only those sales which involved a transfer of the mall shop GLA. Chart B, following, makes this distinction. We have displayed only the more recent transactions (1995-1996).

                 CHART B
      Regional Mall Sales Involving
          Mall Shop Space Only
       1995                  1996
Sale   Unit    NOI   Sale   Unit    NOI
No.    Rate    Per    No.   Rate    Per
               SF                    SF
95-1    $686   $66.58   96-6   $126   $15.12
95-3    $342   $26.68   96-8   $144   $14.84
95-4    $259   $22.42   96-9   $281   $25.12
95-7    $237   $17.21  96-10   $433   $30.34
                       96-16   $145   $11.27
                       96-17   $270   $29.74
                       96-18   $534   $40.03
                       96-21   $508   $35.57
                       96-23   $342   $29.11
                       96-24   $225   $17.32
                       96-25   $239   $17.44
Mean    $381   $33.22          $295   $24.17

From the above we see that the mean unit rate for sales involving mall shop GLA only has ranged from approximately $126 to $686 per square foot with yearly averages of $295 and $381 per square foot for the most recent two year period. We recognized that these averages may be skewed somewhat by the size of the sample, particularly in 1995.

Alternately, where anchor store GLA has been included in the sale, the unit rate is shown to range widely from $53 to $410 per square foot of salable area, indicating a mean of $143 per square foot in 1995, and only $113 per square foot in 1996. Chart C, following, depicts this data.

                 CHART C
      Regional Mall Sales Involving
        Mall Shops and Anchor GLA
Sale   Unit     NOI     Sale    Unit    NOI
 No.   Rate     Per     No.     Rate    Per
                SF                      SF
 95-2   $410   $32.95   96-1    $278   $22.54
 95-5   $272   $21.05   96-2    $130   $13.62
 95-6   $ 91   $ 8.64   96-3    $129   $13.57
 95-8   $105   $ 9.43   96-4    $108   $10.70
 95-9   $122   $11.60   96-5    $122   $11.06
 95-10  $ 95   $ 8.80   96-7    $ 58   $ 6.58
 95-11  $ 53   $ 5.89   96-11   $ 73   $ 8.02
 95-12  $ 79   $ 8.42   96-12   $102   $10.21
 95-13  $ 72   $ 7.16   96-13   $117   $10.96
 95-14  $ 96   $ 9.14   96-14   $ 77   $7.78
 95-15  $212   $17.63   96-15   $ 92   $9.52
 95-16  $ 56   $ 5.34   96-19   $ 91   $8.40
 95-17  $ 59   $ 5.87   96-20   $ 66   $6.81
 95-18  $143   $11.11   96-22   $170  $12.75
 95-19  $287   $22.24   96-26   $ 75   $8.01
 Mean   $143   $12.35   Mean    $113  $10.70

*  Sale included peripheral GLA

Analysis of Sales
Within Charts B and C, we have presented a summary of several transactions involving regional and super-regional-sized retail shopping malls from which price trends may be identified for the extraction of value parameters. These transactions have been segregated by year of acquisition so as to lend additional perspective on our analysis. Comparability in both physical and economic characteristics are the most important criteria for analyzing sales in relation to the subject property. However, it is also important to recognize the fact that regional shopping malls are distinct entities by virtue of age and design, visibility and accessibility, the market segmentation created by anchor stores and tenant mix, the size and purchasing power of the particular trade area, and competency of management. Thus, the "Sales Comparison Approach", when applied to a property such as the subject can, at best, only outline the parameters in which the typical investor operates. The majority of these sales transferred either on an all cash (100 percent equity) basis or its equivalent utilizing market-based financing. Where necessary, we have adjusted the purchase price to its cash equivalent basis for the purpose of comparison.

As suggested, sales which include anchors typically have lower square foot unit prices. In our discussions with major shopping center owners and investors, we learned that capitalization rates and underwriting criteria have become more sensitive to the contemporary issues dealing with the department store anchors. As such, investors are looking more closely than ever at the strength of the anchors when evaluating an acquisition.

As   the  reader  shall  see,  we  have  attempted  to   make
comparisons of the transactions to the subject primarily along economic lines. For the most part, the transactions have involved dominant or strong Class A centers in top 50 MSA locations which generally have solid, expanding trade areas and good income profiles. Some of the other transactions are in decidedly inferior second tier locations with limited growth potential and near term vacancy problems. These sales tend to reflect lower unit rates and higher capitalization rates.

Application to Subject Property
Because  the subject is theoretically selling both mall  shop
GLA and owned department stores, we will look at the recent sales summarized in Chart C more closely. As a basis for comparison, we will analyze the subject based upon projected net operating income. First year NOI has been projected to be $11.55 per square foot (CY 1997), based upon 693,344 square feet of owned GLA. Derivation of the subject's projected net operating income is presented in the Income Capitalization Approach section of this report as calculated by the Pro-Ject model. With projected NOI of $11.55 per square foot, the subject falls toward the low end of the range exhibited by most of the comparable sales.

Since the income that an asset will produce has direct bearing on the price that a purchaser is willing to pay, it is obvious that a unit price which falls at the high-end of the range indicated by the comparables would be applicable to the subject. The subject's anticipated net income can be initially compared to the composite mean of the annual transactions in order to place the subject in a frame of reference. This is shown on the following chart.

 Sales   Mean      Subject       Subject
 Year    NOI       Forecast      Ratio
 1991    $14.25     $11.55       81.1%
 1992    $16.01     $11.55       72.1%
 1993    $15.51     $11.55       74.5%
 1994    $15.62     $11.55       73.9%
 1995    $12.35     $11.55       93.5%
 1996    $10.70     $11.55      107.4%
* Data for years 1991 through 1994 are
  retained in our files.

With first year NOI forecasted at approximately 72.0 to 107.0 percent of the mean of these sales in each year, the unit price which the subject property would command should be expected to fall within a relative range.

Net Income Multiplier Method
Many of the comparables were bought on expected income, not gross leasable area, making unit prices a somewhat subjective reflection of investment behavior regarding regional malls. In order to quantify the appropriate adjustments to the indicated per square foot unit values, we have compared the subject's first year pro forma net operating income to the pro forma income of the individual sale properties. In our opinion, a buyer's criteria for the purchase of a retail property is predicated primarily on the property's income characteristics. Thus, we have identified a relationship between the net operating income and the sales price of the property. Typically, a higher net operating income per square foot corresponds to a higher sales price per square foot. Therefore, this adjustment incorporates factors such as location, tenant mix, rent levels, operating characteristics, and building quality.

Provided below, we have extracted the net income multiplier from each of the improved sales. We have included only the more recent sales data (1995/96). The equation for the net income multiplier (NIM), which is the inverse of the equation for the capitalization rate (OAR), is calculated as follows:

   NIM   =    Sales Price
         --------------------
         Net Operating Income

     Net Income Multiplier Calculation
                              = Net Income
 Sale    Price/SF   + NOI/SF   Multiplier
  No.
 95-6      $  91      $8.64       10.53
 95-8      $ 105      $9.43       11.13
 95-10     $  95      $8.80       10.80
 95-14     $  96      $9.14       10.50
 96-11     $  73      $8.02        9.10
 96-14     $  77      $7.78        9.90
 96-15     $  92      $9.52        9.66
 96-19     $  91      $8.40       10.83
 96-26     $  75      $8.01        9.36
 Mean      $  88      $8.64       10.20

Valuation of the subject property utilizing the net income multipliers (NIMs) from the comparable properties accounts for the disparity of the net operating incomes ($NOIs) per square foot between the comparables and the subject. Within this technique, each of the adjusted NIMs are multiplied by the $NOI per square foot of the subject, which produces an adjusted value indication for the subject. The net operating income per square foot for the subject property is calculated as the first year of the holding period, as detailed in the Income Capitalization Approach section of this report.

        Adjusted Unit Rate Summary
                   Net Income   Indicated
 Sale     NOI/SF       X       Price = $/SF
  No.              Multiplier
 95-6     $11.55     10.53         $122
 95-8     $11.55     11.13         $129
 95-10    $11.55     10.80         $125
 95-14    $11.55     10.50         $121
 96-11    $11.55      9.10         $105
 96-14    $11.55      9.90         $114
 96-15    $11.55      9.66         $112
 96-19    $11.55     10.83         $125
 96-26    $11.55      9.36         $108
 Mean     $11.55     10.20         $118

From  the process above, we see that the indicated net income
multipliers range from 9.10 to 11.13 with a mean of  10.20.   The
adjusted unit rates range from $105 to $129 per square foot of owned GLA with a mean of $118 per square foot.

We recognize that the sale price per square foot of gross leasable area, including land, implicitly contains both the physical and economic factors of the value of a shopping center. Such statistics by themselves, however, do not explicitly convey many of the details surrounding a specific income producing property like the subject. Nonetheless, the process we have undertaken here is an attempt to quantify the unit price based upon the subject's income producing potential.

The subject, although considered the dominant property for its trade area, has less than average growth potential in terms of its net income/cash flow. There is also some near term rent roll risk with a number of leases expiring.

As such, we would be inclined to be at the lower end of the adjusted range for the comparables. Considering the characteristics of the subject relative to the above, we believe that a unit rate range of $114 to $120 per square foot is
appropriate.   Applying this unit rate range to  693,344  square
feet of owned GLA results in a value of approximately $79.0 million to $83.0 million for the subject as shown below.

                      693,344 SF         693,344 SF
                    x          $114     x          $120
                    ---------------     ---------------
                    $79,000,000         $83,000,000

   Rounded Value Estimate - Market Sales Unit Rate Comparison
                   $79,000,000 to $83,000,000

Sales Multiple Method
Arguably, it is the mall shop GLA sold and its intrinsic economic profile that is of principal concern in the investment decision process. A myriad of factors influence this rate, perhaps none of which is more important than the sales performance of the mall shop tenants. Accordingly, the abstraction of a sales multiple from each transaction lends additional perspective to this analysis.

The sales multiple measure is often used as a relative indicator of the reasonableness of the acquisition price. As a rule of thumb, investors will look at a sales multiple of 1.00 as a benchmark, and will look to keep it within a range of 0.75 to
1.25 times mall shop sales performance unless there are compelling reasons why a particular property should deviate.

The sales multiple is defined as the sales price per square foot of mall GLA divided by average mall shop sales per square foot. As this reasonableness test is predicated upon the economics of the mall shops, technically, any income (and hence value) attributed to anchors that are acquired with the mall as tenants should be segregated from the transaction. As an income (or sales) multiple has an inverse relationship with a capitalization rate, it is consistent that, if a relatively low capitalization rate is selected for a property, it follows that a correspondingly above-average sales (or income) multiple be applied. In most instances, we are not privy to the anchor's contributions to net income. Therefore, the analysis shown below is limited to those sales which involved mall shop GLA only.

    Sales Multiple Summary
 Sale     Going-In     Sales
  No.       OAR       Multiple
95-  1      9.71%       1.00
95-  3      7.80%       1.01
95-  4      8.66%       0.99
95-  7      7.25%       0.82
96-  6     12.00%       0.33
96-  8     10.31%       0.67
96-  9      8.95%       0.85
 96-10      7.00%       1.08
 96-16      7.75%       0.53
 96-17     11.00%       0.71
 96-18      7.50%       1.17
 96-21      7.00%       1.27
 96-23      8.50%       1.14
 96-24      7.70%       0.87
 96-25      7.30%       0.96
 Mean       8.56%       0.89

The mall sales involving solely mall shop GLA for the years 1995/1996 show sales multiples that range from 0.33 to 1.27 with a mean of about 0.89. As evidenced, the more productive malls with higher sales volumes on a per square foot basis tend to have higher sales multiples. Furthermore, the higher multiples tend to be in evidence where an anchor(s) is included in the sale.

Based upon forecasted sales performance in 1997, the subject should produce sales of about $260 per square foot for all comparable store tenants, including food court.

In the case of the subject, the overall capitalization rate being utilized for this analysis is considered to be in the mid-range of the mean exhibited by the comparable sales. As such, we would be inclined to utilize a multiple near the mean indicated by the sales which is applied to just the mall shop space. In addition, the subject has a below average sales and income growth potential. Applying a ratio of say, 0.70 to 0.75 percent to the forecasted sales of $260 per square foot, the following range in value is indicated:

     Unit Sales Volume (Mall Shops) $260                $260
     Sales Multiple           x     0.70          x     0.75
                              ----------          ----------
     Adjusted Unit Rate          $182.00             $195.00

     Mall Shop GLA            x  343,458          x  343,458
                              ----------          ----------
     Value Indication        $62,500,000         $67,000,000

The analysis shows an adjusted value range of approximately $62.5 to $67.0 million. Inherent in this exercise are mall shop sales which are projections based on our investigation into the market which might not fully measure investor's expectations. It is clearly difficult to project with any certainty what the mall shops might achieve in the future, particularly as the lease-up is achieved and the property brought to stabilization. While we may minimize the weight we place on this analysis, it does, nonetheless, offer a reasonableness check against the other methodologies. We have also considered in this analysis the fact that the owned anchors and other major tenants are forecasted to contribute approximately $1.5 million in revenues in 1997 ($790,500 in base rent obligations and $711,764 in overage rent). If we were to capitalize this revenue separately at an 10.5 percent rate, the resultant effect on value is approximately $14.3 million.

Arguably, department stores have qualities that add certain increments of risk over and above regional malls, wherein risk is mitigated by the diversity of the store types. A recent Cushman & Wakefield survey of free-standing retail building sales consisting of net leased discount department stores, membership warehouse clubs, and home improvement centers, displayed a range in overall capitalization rates between 8.8 and 10.9 percent with a mean of approximately 9.6 percent. All sales occurred with credit worthy national tenants in place.

Trends  indicate  that  investors  have  shown  a  shift   in
preference to initial return and, as will be discussed in a subsequent section, overall capitalization rates have been showing increases over the past several years. Moreover, when the acquisition of a shopping mall includes anchor department stores, investors will typically segregate income attributable to the anchors and analyze these revenues with higher capitalization rates than those revenues produced by the mall shops.

Therefore, based upon the preceding discussion, it is our opinion that overall capitalization rates for department stores are reasonably reflected by a range of 9.5 to 11.0 percent. We have chosen a rate toward the middle of the range due to the locational attributes of the subject's trade area and characteristics of the subject property.

In  the same manner, we can capitalize income attributable to the Atrium Office and Mall Office space which is forecasted to bring about $179,900 in minimum rent in 1997. Utilizing a capitalization rate of 12.0 percent, an allocated value of $1,500,000 can be placed on the offices.

Therefore, adding the anchor and office income's implied contribution to value of $14.3 and $1.5 million, respectively, the resultant range is shown to be approximately $78.3 to $82.8 million. Giving consideration to all of the above, the following value range is warranted for the subject property based upon the sales multiple analysis.

             Estimated Value - Sales Multiple Method
              Rounded to $78,300,000 to $82,800,000

Value Conclusion

We  have considered all of the above relative to the physical and economic characteristics of the subject. It is difficult to relate the subject to comparables that are in such widely divergent markets with different cash flow characteristics. The subject has average comparable sales levels compared to its peers, with a fairly typical anchor alignment and good representation of national tenants. The subject's trade area has limited growth and does not appeal to the broad segment of the investor marketplace.

After considering all of the available market data in conjunction with the characteristics of the subject property, the indices of investment that generated our value ranges are as follows:

Unit Price Per Square Foot
     Salable Square Feet:          693,344+/ SF

     Price Per SF of Salable Area: $114 to $120

     Indicated Value Range:        $79,000,000 to $83,000,000

Sales Multiple Analysis
     Indicated Value Range         $78,300,000 to $82,800,000

The parameters above show a value range of approximately $78.3 to $83.0 million for the subject property. Based on our total analysis, relative to the strengths and weaknesses of each methodology, it would appear that the Sales Comparison Approach indicates a Market Value for the subject within the more defined range of $80.0 to $83.0 million for the subject as of January 1, 1997.

         Market Value As Is - Sales Comparison Approach
              Rounded to $80,000,000 to $83,000,000


INCOME APPROACH

Introduction
The Income Approach is based upon the economic principle that the value of a property capable of producing income is the present worth of anticipated future net benefits. The net income projected is translated into a present value indication using the capitalization process. There are various methods of capitalization that are based on inherent assumptions concerning the quality, durability and pattern of the income projection.

Where the pattern of income is irregular due to existing leases that will terminate at staggered, future dates, or to an absorption or stabilization requirement on a newer development, discounted cash flow analysis is the most accurate.

Discounted Cash Flow Analysis (DCF) is a method of estimating
the   present   worth  of  future  cash  flow   expectancies   by
individually discounting each anticipated collection at an appropriate discount rate. The indicated market value by this approach is the accumulation of the present worth of future projected years' net income (before income taxes and depreciation) and the present worth of the reversion (the estimated property value at the end of the projection period). The estimated value of the reversion at the end of the projection period is based upon capitalization of the next year's projected net operating income. This is the more appropriate method to use in this assignment, given the step up in lease rates and the long term tenure of retail tenants.

A second method of valuation, using the Income Approach, is to directly capitalize a stabilized net income based on rates extracted from the market or built up through mortgage equity analysis. This is a valid method of estimating the market value of the property as of the achievement of stabilized operations.
In the case of the subject, operations are considered to be slightly below stabilization. Nonetheless, we have utilized the direct capitalization method to help support our valuation process.

Discounted Cash Flow Analysis
The Discounted Cash Flow (DCF) produces an estimate of value through an economic analysis of the subject property in which the net income generated by the asset is converted into a capital sum at an appropriate rate. First, the revenues which a fully informed investor can expect the subject to produce over a specified time horizon are established through an analysis of the current rent roll, as well as the rental market for similar properties. Second, the projected expenses incurred in generating these gross revenues are deducted. Finally, the residual net income is discounted into a capital sum at an appropriate rate which is then indicative of the subject property's current value in the marketplace.

In this Income Approach to the valuation of the subject, we have utilized a 10 year holding period for the investment with the cash flow analysis commencing on January 1, 1997. Although an asset such as the subject has a much longer useful life, investment analysis becomes more meaningful if limited to a time period considerably less than the real estate's economic life, but of sufficient length for an investor. A 10-year holding period for this investment is long enough to model the asset's performance and benefit from its continued lease-up and performance, but short enough to reasonably estimate the expected income and expenses of the real estate.

The revenues and expenses which an informed investor may expect to incur from the subject property will vary, without a doubt, over the holding period. Major investors active in the market for this type of real estate establish certain parameters in the computation of these cash flows and criteria for decision making which this valuation analysis must include if it is to be truly market-oriented. These current computational parameters are dependent upon market conditions in the area of the subject property as well as the market parameters for this type of real estate which we view as being national in scale.

By forecasting the anticipated income stream and discounting future value at reversion into a current value, the capitalization process may be applied to derive a value that an investor would pay to receive that particular income stream. Typical investors price real estate on their expectations of the magnitude of these benefits and their judgment of the risks involved. Our valuation endeavors to reflect the most likely actions of typical buyers and sellers of property interest similar to the subject. In this regard, we see the subject as a long term investment opportunity for a competent owner/developer.

An analytical real estate computer model that simulates the behavioral aspects of property and examines the results mathematically is employed for the discounted cash flow analysis. In this instance, it is the PRO-JECT Plus+ computer model. Since investors are the basis of the marketplace in which the subject property will be bought and sold, this type of analysis is particularly germane to the appraisal problem at hand. On the Facing Page is a summary of the expected annual cash flows from the operation of the subject over the stated investment holding period.

A general outline summary of the major steps involved may be listed as follows:

    1.  Analysis of the income  stream:
        establishment of an economic (market) rent for tenant space; projection of future revenues annually based upon existing and pending leases; probable renewals at market rentals; and expected vacancy experience;
    2.  Estimation of a reasonable period of
        time to achieve stabilized occupancy of the existing property and make all necessary improvements for marketability;
    3.  Analysis of projected escalation
        recovery income based upon an analysis of the property's history as well as the experiences of reasonably similar properties;
    4.  Derivation of the most probable net
        operating income and pre-tax cash flow (net income less reserves, tenant improvements, leasing commissions and any extraordinary expenses to be generated by the property) by subtracting all property expenses from the effective gross income; and
    5.  Estimation of a reversionary sale price
        based upon capitalization of the net operating income (before reserves, tenant improvements and leasing commissions or other capital items) at the end of the projection period.

Following is a detailed discussion of the components which form the basis of this analysis.

Potential Gross Revenues
The total potential gross revenues generated by the subject property are composed of a number of distinct elements: minimum rent determined by lease agreement; additional overage rent based upon a percentage of retail sales; reimbursement of certain expenses incurred in the ownership and operation of the real estate; and other miscellaneous revenues.

The   minimum   base   rent  represents  a   legal   contract
establishing a return to investors in the real estate, while the passing of certain expenses onto tenants serves to maintain this return in an era of continually rising costs of operation. Additional rent based upon a percentage of retail sales experienced at the subject property serves to preserve the purchasing power of the residual income to an equity investor over time. Finally, miscellaneous income adds an additional source of revenue in the complete operation of the subject property. In the initial year of the investment, it is projected that the subject property will generate approximately $11,935,400 in potential gross revenues, equivalent to $17.21 per square foot of total appraised (owned) GLA of 693,344 square feet. These forecasted revenues may be allocated to the following components:

Revenue Summary
Initial Year of Investment - 1997
  Revenue        Amount      Unit       Income
 Component                   Rate *      Ratio

Minimum Rent  $  7,018,996   $10.12      58.8%
Overage Rent  $    959,884   $ 1.38       8.0%
Expense
 Recoveries   $  3,387,020   $ 4.89      28.4%
Miscellaneous
 Income       $    569,500   $ 0.82       4.8%
Total         $ 11,935,400   $17.21     100.0%

* Reflects total owned GLA of 693,344 SF

Minimum Rental Income
Minimum rent produced by the subject property is derived from that paid by the various tenant types. The projection utilized in this analysis is based upon the actual rent roll and our projected leasing schedule in place as of the date of appraisal, together with our assumptions as to the absorption of the vacant space, market rent growth, and renewal/turnover probability. We have also made specific assumptions regarding the re-tenanting of the mall based upon deals that are in progress and have a strong likelihood of coming to fruition. In this regard, we have worked with Shopco management and leasing personnel to analyze each pending deal on a case by case basis. We have incorporated all executed leases in our analysis. For those pending leases that are substantially along in the negotiating process and are believed to have a reasonable likelihood of being completed, we have reflected those terms in our cash flow. These transactions represent a reasonable and prudent assumption from an investor's standpoint.

The rental income which an asset such as the subject property will generate for an investor is analyzed as to its quality, quantity and durability. The quality and probable duration of income will affect the amount of risk which an informed investor may expect over the property's useful life. Segregation of the income stream along these lines allows us to control the variables related to the center's forecasted performance with greater accuracy. Each tenant type lends itself to a specific weighting of these variables as the risk associated with each varies.

The minimum rents forecasted at the subject property are essentially derived from various tenant categories: major tenant revenue consisting of base rent obligations of owned department stores and mall tenant revenues consisting of all in-line mall shops. As a sub-category of in-line shop rents, we have separated food court rents and kiosk revenues.

In our investigation and analysis of the marketplace, we have surveyed, and ascertained where possible, rent levels being commanded by competing centers. However, it should be recognized that large retail shopping malls are generally considered to be separate entities by virtue of age and design, accessibility, visibility, tenant mix, and the size and purchasing power of its trade area. Consequently, the best measure of minimum rental income is its actual rent roll leasing schedule.

As such, our a analysis of recently negotiated leases for new and relocation tenants at the subject provides important insight into perceived market rent levels for the mall. Insomuch as a tenant's ability to pay rent is based upon expected sales achievement, the level of negotiated rents is directly related to the individual tenant's perception of their expected performance at the mall. This is particularly true for the subject where sales levels have fallen over the past year.

Mall Shops
Rent from all interior mall tenants comprise the majority of minimum rent. Aggregate rent from these tenants is forecasted to be $4,970,005, or $21.34 per square foot. Minimum rent may be allocated to the following components:

                  Minimum Rent Allocation
                    Interior Mall Shops
                        1997        Applicable    Unit Rate
                        Revenue        GLA *      (SF)
 Mall Shops           $4,441,586     224,780 SF     $19.76
 Kiosks               $  158,333       1,645 SF     $96.25
 Food Court           $  370,086       6,446 SF     $57.41
 Total                $4,970,005     232,871 SF     $21.34

* Represents leasable area as opposed to actual leased or occupied area;exclusive of anchor space.

In-Line Shops
Our analysis of market rent levels for in-line shops has resolved itself to a variety of influencing factors. Although it is typical that larger tenant spaces are leased at lower per square foot rates and lower percentages, the type of tenant as well as the variable of location within the mall can often distort this size/rate relationship.

New Tenant Activity
New tenants to the mall and/or proposed leases can be summarized in the following bullet points:

    - Great Cookie will be moving into an in-line suite, occupying 510 square feet on a 10-year term beginning at $39.22 per square foot.
    -   Small's Formalwear leased 1,050 square feet in October
        1996 at an initial rental rate of $20.00 per square foot.
    - Ritz Camera will reportedly be leasing 1,200 square feet in mid-year 1997 at an initial rent of $16.67 per square foot.
    - Claire's Boutique will be occupying Suite 7750 (1,500 square feet) at $23.00 per square foot. The rent steps to $29.67 in year six.
    - Bath & Body Works will reportedly lease 2,500 square feet at an initial rental rate of $15.00 per square foot.
    - Hair Cuttery will lease 1,275 square feet at $23.53 in July 1997, increasing to $25.10 in 2000 and $26.67 in 2004.
    -   5-7-9 is currently negotiating a deal for 2,252 square feet.
        This lease should begin in January 1998 at an initial rent of $18.00 per square foot.
    -   Footquarters opened a 4,130 square foot store in October 1996.
        The beginning rental rate of $17.00 steps to $19.00 in 1999 and $20.00 in 2003.
    - Champs Sporting Goods is reportedly interested in the former Provident Bank space. The proposed lease starts at $15.00 per square foot, escalating to $17.50 in 2000 and $20.00 in 2004.
    - Provident Savings is moving into 4,700 square feet (Suites 7859/61) in April 1997.

Tenant Renewals
The following tenants have or will reportedly be renewing their leases at the subject property:

    - C.J. Watch Repair    - General Nutrition
    - Super Cuts           - S&N Katz
    - Kay Bee Toys         - Kinney Shoes
    - Payless              - B. Fine
    - Children's Place     - Moun Wok
    - Going Places         - Dr. Schlossberg

Vacating Tenants
The following is a list of tenants who have vacated Eastpoint the past year or who are planning to leave at lease expiration.

    - Brass Hen               - Pro Image
    - Arby's                  - Kids Mart
    - Provident (Relocating)  - Great Cookie (Relocating)

Recent Leasing By Size
Since existing rents can be skewed by older leases within the mall, an analysis of recent leasing activity can provide a better understanding of current rental rates. The chart on the Facing Page presents an overview of recent in-line shop leasing for the subject property.

As shown, 41 leases reflect an overall average rent of $18.42 per square foot. The highest rent is attained from Group 1 (Tenants < 750 SF) with an average of $44.00 per square foot. The averages generally decline by size category to $10.66 for Group 7 (Tenants > 10,000 SF). It is noted that Catherines, Baltimore Gas, and Golden Corral are not interior mall tenants.

The lease terms shown average approximately 10.3 years.  Over the  lease  term, the average rent is shown to increase  by  15.4 percent.

Market Comparisons - Occupancy Cost Ratios
In further support of developing a forecast for market rent levels, we have undertaken a comparison of minimum rent to projected sales and total occupancy costs to sales ratios. Generally, our research and experience with other regional malls shows that the ratio of minimum rent to sales falls within the
7.0  to 10.0 percent range in the initial year of the lease, with
7.5 percent to 8.5 percent being most typical. By adding additional costs to the tenant, such as real estate tax and common area maintenance recoveries, a total occupancy cost may be derived. Expense recoveries and other tenant charges can add up to 100 percent of minimum rent and comprise the balance of total tenant costs.

The typical range for total occupancy cost-to-sales ratios falls between 11.0 and 15.0 percent. As a general rule, where sales exceed $250 to $275 per square foot, 14.0 to 15.0 percent would be a reasonable cost of occupancy. Experience and research show that most tenants will resist total occupancy costs that exceed 15.0 to 18.0 percent of sales. However, ratios of upwards to 20.0 percent are not uncommon. Obviously, this comparison will vary from tenant to tenant and property to property.

In higher end markets where tenants are able to generate sales above industry averages, tenants can generally pay rents which fall toward the upper end of the ratio range. Moreover, if tenants perceive that their sales will be increasing at real rates that are in excess of inflation, they will typically be more inclined to pay higher initial base rents. Obviously, the opposite would be true for poorer performing centers in that tenants would be squeezed by the thin margins related to below average sales. With fixed expenses accounting for a significant portion of the tenants contractual obligation, there would be little room left for base rent.

In  this context, we have provided an occupancy cost analysis for several regional malls with which we have had direct insight over the past year. This information is provided on the Following Page. On average, these ratio comparisons provide a realistic check against projected market rental rate assumptions. Occupancy Cost Analysis Chart

    (Occupancy cost analysis for selected cities)

From this analysis we see that the ratio of base rent to sales ranges from 7.1 to 10.6 percent, while the total occupancy cost ratios vary from 9.6 to 17.3 percent when all recoverable expenses are included. The surveyed mean for the malls and industry standards analyzed is 8.3 percent and 13.4 percent, respectively. Some of the higher ratios are found in older malls situated in urban areas that have higher operating structures due to less efficient layout and designs, older physical plants, and higher security costs, which in some malls can add upwards of $2.00 per square foot to common area maintenance.

These relative measures can be compared with two well known publications, The Score (1996) by the International Council of Shopping Centers and Dollars & Cents of Shopping Centers (1995) by the Urban Land Institute. The most recent publications indicate base rent-to-sales ratios of approximately 7.0 to 8.0 percent and total occupancy cost ratios of 10.1 and 12.3 percent, respectively.

In general, while the rental ranges and ratio of base rent to sales vary substantially from mall to mall and tenant to tenant, they do provide general support for the rental ranges and ratio which is projected for the subject property.

Conclusion - Market Rent Estimate for In-Line Shops
Previously, in the Retail Market Analysis section of the appraisal, we discussed the subject's sales potential. Comparable mall sales in calendar year 1996 reportedly reached $255 per square foot for all tenants exclusive of the food court. In light of the mall's performance, we are forecasting sales to remain flat in 1997.

After considering all of the above, we have developed a weighted average rental rate of approximately $19.00 per square foot based upon a relative weighting of tenant spaces by size. We have tested this average rent against total occupancy costs in order to test the reasonableness of this average rent (see following section). Since occupancy costs are projected to be at the high end for a mall of the subject's calibre, we feel that base rent should not exceed a 7.0 to 7.5 percent ratio to sales. Based upon this ratio, the following presents a range in rents for the subject.

 Base Rent-to-Sales      Implied Rent from
        Ratio                 $255/SF
        7.00                 $17.85/SF
        7.25                 $18.50/SF
        7.50                 $19.10/SF
        7.75                 $19.80/SF

Our  average rent conclusion of $19.00 per square foot  is  a
weighted  average rent for all in-line mall tenants  only.   This
average market rent has been allocated to space as shown on the Facing Page.

Occupancy Cost - Test of Reasonableness
Our weighted average rent of $19.00 can next be tested against total occupancy costs in the mall based upon the standard recoveries for new mall tenants. Our total occupancy cost analyses can be found on the following chart.

          Total Occupancy Cost Analysis - 1997

           Tenant Cost          Estimated Expenses/SF

Economic Base Rent                  $   19.00
                                 (Weighted Average)
Occupancy Costs (A)
  Common Area Maintenance (1)       $   11.48
  Real Estate Taxes       (2)       $    1.68
  Other Expenses          (3)       $    1.35
Total Tenant Costs                  $   33.51
Projected Average Sales (1997)      $  255.00
Rent to Sales Ratio                     7.45%
Cost of Occupancy Ratio                13.14%

(A)  Costs   that  are  occupancy sensitive will decrease  for
     new  tenants on a unit  rate basis as lease-up occurs and
     the   property   stabilizes.  Average  occupied  area  for
     mall   tenant  reimbursement varies   relative  to   each
     major recovery type.

(1)  CAM expense is based on average  occupied  area
     (GLOA).  Generally, the standard  lease  clause provides
     for a   15 percent  administrative factor   less   certain
     exclusions including anchor contributions. The standard denominator is based on occupied (leased) versus leasable area. A complete discussion of the standard recovery formula is presented later in this report.

(2) Tax estimate is based upon an average occupied area (GLOA) which is the recovery basis for taxes. It is exclusive of majors contributions (department stores and tenants over 10,000 SF)

(3)  Other expenses include tenant contributions for Mall HVAC ($1.35).


Total costs, on average, are shown to be 13.1 percent of projected average 1997 retail sales which we feel is moderately high but manageable.

Food Court
The food court has not seen many recent leases and has shown signs of some tenants paying high occupancy costs. In total, ten food court tenants occupy an average of 645 square feet. The average rent is currently $52.44 per square foot, with average sales of $548. Delicious recently re-opened under a new operator at a rental rate of $43.40 per square foot, while Moun Wok has signed an early renewal beginning in 1998 at $83.64 per square foot. Due to increased competition and occupancy costs, we have ascribed a rental rate of $45.00 per square foot for food court tenants. Food court tenants pay additional recoveries for common seating charges.

Kiosks
We have also segregated permanent kiosks within our analysis since they typically pay a much higher unit rent. Sunglass Source is the most recent kiosk lease at $25,000 ($166.67 per square foot). The average kiosk lease is about $26,000 or $165 per square foot. Based on the above, we have ascribed an initial market rent of $25,000 per annum for a permanent kiosk.

Concessions
Free rent is an inducement offered by developers to entice a tenant to locate in their project over a competitor's. This marketing tool has become popular in the leasing of office space, particularly in view of the over-building which has occurred in many markets. As a rule, most major retail developers have been successful in negotiating leases without including free rent. Our experience with regional malls shows that free rent is generally limited to new projects in marginal locations without strong anchor tenants that are having trouble leasing, as well as older centers that are losing tenants to new malls in their trade area. Management reports that free rent has been a relative non-issue with new retail tenants. A review of the most recent leasing confirms this observation. It has generally been limited to one or two months to prepare a suite for occupancy when it has been given.

Accordingly, we do not believe that it will be necessary to offer free rent to retail tenants at the subject. It is noted that, while we have not ascribed any free rent to the retail tenants, we have, however, made rather liberal allowances for tenant workletters which acts as a form of inducement to convince a tenant to locate at the subject. These allowances are liberal to the extent that ownership has been relatively successful in leasing space "as is" to tenants. We have made allowances of $8.00 per square foot to new tenants (currently vacant) and for future turnover space. We have also ascribed a rate of $2.00 per square foot to rollover space. This assumption offers further support for the attainment of the rent levels previously cited.

Absorption
Finally, our analysis concludes that the current vacant in-line retail space will be absorbed over a three year period through December 2000. We have identified 29,249 square feet of vacant in-line space, net of newly executed leases and pending deals which have good likelihood of coming to fruition. This figure includes tenants who will be vacating over the next year and is equivalent to 12.5 percent of mall shop GLA. In total, vacancy at the subject is approximately 77,530 square feet, including outdoor tenants and office space. Office space is projected to be absorbed through December 2000, although 32,075 square feet of atrium office space is never projected to be leased.

The chart on the Facing Page details our projected absorption schedule. The absorption of the in-line space over a three year period is equal to 2,437 square feet per quarter. We have assumed that the space will all lease at 1997 base date market rent estimates as previously referenced. Effectively, this assumes no rent inflation for absorption space.

Based on this lease-up assumption, the following chart tracks occupancy through 2000, the first full year of fully stabilized occupancy. This occupancy includes mall shop tenants and office space, but excludes anchors, outpad tenants, and the 32,075 square feet of atrium offices which are never leased.

Annual Average Occupancy (Mall GLA)

     1997        86.57%
     1998        88.09%
     1999        93.52%
     2000        99.26%

Atrium Offices
The atrium offices were completed in 1991 with a total leasable area of 55,435+/- square feet. An outside broker had been
obtained  to  market the space but no deals were done.   We  have
interviewed the broker and are advised that, while there was a sufficient amount of activity and interest, the overall economy coupled with the subject's secondary and atypical location made leasing difficult. In 1993 there was an internal deal for 6,000 square feet to the Metropolitan Clinic. The rent was to begin at $7.00 per square foot with subsequent step-ups throughout its ten year term. This deal never came to fruition, however.

More recently, two deals have been completed for atrium office space. The first is All State who has leased 2,500 square feet on a five year term beginning at $10.00 per square foot. The second is Ultra Zone who opened in 9,000 square feet in June 1996. Ultra's lease starts at $10.00 per foot and steps to $12.00 after five years (tenant receiving six months free rent).

The  subject's only real competition is the Eastpoint  Office
Park  at 1100 Old North Point Boulevard which is reportedly  near full  occupancy.  Existing rents are quoted from $9.50 to  $13.50 per square foot.

We have forecasted a market rate of about $10.00 per square foot for the subject. The rate implies that the lessee is responsible for a portion of operating expenses. Shopco has indicated that taxes will be passed through on a full pro-rata basis, while common area maintenance will be consistent with the CAM charges to outside tenants. Lease terms for the atrium office are forecasted at five years and are expected to have one step. Management would have to initially spend approximately $20.00 per square foot in the form of a workletter to get this space ready for a tenant occupancy. We have also assumed that five months free rent will be offered to the tenants. Finally, we have assumed that atrium office space will be leased to a stabilized level of only 40 percent (23,255 square feet) over an approximate three year period through December 2000.

Lower Level Office
Other categories of minimum rent consist of the lower level mall offices (which have been renovated). These offices consist of eight suites ranging in size from 680 to 1,180 square feet. They are primarily occupied by doctors and professional service firms. This space has also traditionally been leased similar to the in-line space. We have reflected a market rent of $12.00 per square foot for this space. Similar to the atrium office, we have assumed that five months free rent will be given for five year deals.

Outside Tenants
Outside  tenants consist of the strip of shops  connected  to the mall as well as such other users as Mercantile Bank, Eastpoint Bowling, Golden Corral (January 1996) and Staples. In a major new deal, Baltimore Gas and Electric moved from an in-line space of 4,130 square feet and expanded into 10,800 square feet of renovated space in the outside strip. The ten year lease started at $15.74 per square foot and increases by 2.5 percent per annum. Market rent for these spaces has been determined on a case-by-case basis. Overall, in 1997, outdoor tenants are forecasted to generate nearly $1,078,591 in minimum rent.

Department Stores
The final category of minimum rent is related to the four anchor tenants. Anchor store revenues are forecasted to amount to $790,500 in calendar year 1997. In February 1993, Ames Department Store began a new lease agreement, paying an annual rent of $204,000, resulting in a rental rate of $3.49 per square foot. This rate changes to $4.40 per square foot ($257,000) in February 1999 for the remainder of the term (May 2004). In addition, Ames pays overage rent based upon .50 percent of gross sales over a $4,800,000 breakpoint.

Total anchor store rental revenues are therefore shown to  be approximately $1.74 per square foot of department store  area  or
11.3  percent  of  total  minimum rent in  1997.   The  following
schedule summarizes anchor rent obligations.

                       Eastpoint Mall
               Schedule Anchor Tenant Revenues
 Tenant   Demised Area (SF)  Expiration with Options  Annual Rent  Unit Rate

JC Penney      168,969             8/2001 **           $  1,500       $0.01
Ames            58,442             5/2004              $204,000       $3.49
Hochschilds    140,000            11/2009              $585,000       $4.18
Sears           87,734             8/2041                  --           --
Total          455,145                                 $790,500       $1.74

*  Ground lease obligation only.
** We assume that they will extend their lease at the same terms and conditions.

Rent Growth Rates
Market rent will, over the life of a prescribed holding period, quite obviously follow an erratic pattern. A review of investor's expectations regarding income growth shows that projections generally range between 3.0 and 4.0 percent for retail centers. The tenants' ability to pay rent is closely tied to its increases in sales. However, rent growth can be more impacted by competition and management's desire to attract and keep certain tenants that increase the mall's synergy and appeal. As such, we have been conservative in our rent growth forecast.

Market Rent Growth Rate Forecast

Period                Annual Growth
                           Rate *
1997                        Flat
1998                       +2.0%
1999                       +2.5%
Thereafter                 +3.0%

* Indicated growth rate over the
  previous year's rent

Releasing Assumption
The typical lease term for new in-line retail leases in centers such as the subject generally ranges from five to twelve years. Market practice dictates that it is not uncommon to get rent bumps throughout the lease terms either in the form of fixed dollar amounts or a percentage increase based upon changes in some index, usually the Consumer Price Index (CPI). Often the CPI clause will carry a minimum annual increase and be capped at a higher maximum amount.

For new leases in the regional malls, ten year terms are most typical. Essentially, the developer will deliver a "vanilla" suite with mechanical services roughed in and minimal interior finish. This allows the retailer to finish the suite in accordance with their individual specifications. Because of the up-front costs incurred by the tenants, they require a ten year lease term to adequately amortize these costs. In certain instances, the developer will offer some contribution to the cost of finishing out a space over and above a standard allowance.

Upon lease expiration, it is our best estimate that there  is a 70.0 percent probability that an existing tenant will renew their lease while the remaining 30.0 percent will vacate their space at this time. While the 30.0 percent may be slightly high by some historic measures, we think that it is a prudent assumption in light of what has happened over the past year. Furthermore, the on-going targeted remerchandising will result in early terminations and relocations that will likely result in some expenditures by ownership. An exception to this assumption exists with respect to existing tenants who, at the expiration of their lease, have sales that are substantially below the mall average and have no chance to ever achieve percentage rent. In these instances, it is our assumption that there is a 100 percent probability that the tenant will vacate the property. This is consistent with ownership's philosophy of carefully and selectively weeding out under-performers.

As stated above, it is not uncommon to get increases in base rent over the life of a lease. Our global market assumptions for non-anchor tenants may be summarized as shown on the following page.

                     Renewal Assumptions
               Lease                     Free    Tenant       Lease
Tenant Type    Term     Rent Steps       Rent  Alterations  Commissions

 Mall Shops    10 yrs.   10% in 4th &     No       Yes         Yes
                          8th years
 Kiosks         5 yrs.   10% in 4th year  No        No         Yes

 Food Court    10 yrs.   10% in 4th &     No       Yes         Yes
                           8th years
 Outdoor
 Tenants    5-10 yrs.   Varying steps     No       Yes         Yes

 Mall
 Offices   5 Flat yrs.     One step      Yes       Yes         Yes

 Artium
 Offices       5 yrs       One step      Yes       Yes         Yes


The rent step schedule upon lease expiration applies in most instances. However, there is one exception to this assumption with respect to tenants who are forecasted to be in a percentage rent situation during the onset renewal period. This could occur due to the fact that a tenant's sales were well above its breakpoint at the expiration of the base lease. In these instances, we have assumed a flat rent during the ensuing lease term. This conservative assumption presumes that ownership will not achieve rent steps from a tenant who is also paying overage rent from day one of the renewal term. Nonetheless, we do note that ownership has shown some modest success in some instances in achieving rent steps when a tenant's sales place him in a percentage rent situation from the onset of a new lease.

Upon lease rollover/turnover, space is forecasted to be released at the higher of the last effective rent (defined as minimum rent plus overage rent if any) and the ascribed market rent as detailed previously increasing by our market rent growth rate assumption.

Conclusion - Minimum Rent
In the initial full year of the investment (CY 1997), it is projected that the subject property will produce approximately $7,018,996 in minimum rental income. This estimate of base rental income is equivalent to $10.12per square foot of total owned GLA. Alternatively, minimum rental income accounts for
58.8 percent of all potential gross revenues. Further analysis shows that over the holding period (CY 1997-2006), minimum rent advances at an average compound annual rate of 2.4 percent. This increase is a synthesis of the mall's lease-up, fixed rental increases, as well as market rents from rollover or turnover of space.

Overage Rent
In addition to minimum base rent, many tenants at the subject property have contracted to pay a percentage of their gross annual sales over a pre-established base amount as overage rent. Many leases have a natural breakpoint although a number have stipulated breakpoints. The average overage percentage for small space retail tenants is in a range of 5.0 to 6.0 percent, with food court and kiosk tenants generally at 8.0 to 10.0 percent. Anchor tenants typically have the lowest percentage clauses with ranges of 1.5 to 3.0 percent being common.

Traditionally, it takes a number of years for a retail center to mature and gain acceptance before generating any sizeable percentage income. As a center matures, the level of overage rents typically becomes a larger percentage of total revenue. It is a major ingredient protecting the equity investor against inflation.

In the Retail Market Analysis section of this report, we discussed the historic and forecasted sales levels for the mall tenants. Because the mall has seen varying trends in sales over the past year, it is difficult to predict with accuracy what sales will be on an individual tenant level. As such, we have employed the following methodology:

    -   For existing tenants who report sales,
        we have forecasted that sales will continue at our projected sales growth rate as discussed herein.
    -   For tenants who do not report sales or
        who do not have percentage clauses, we have assumed that a non-reporting tenant will always occupy that particular space.
    - For new tenants, we have projected sales at the forecasted average for the center at the start of the lease.

Thus, in the initial full year of the investment holding period, overage revenues are estimated to amount to $959,884 (net of any recaptures) equivalent to $1.38 per square foot of total GLA and 8.0 percent of potential gross revenues. On balance, our forecasts for overage rent are deemed to be reasonable, with stability added due to the fact that most overage comes from anchor department stores.

Sales Growth Rates
In the Retail Market Analysis section of this report, we discussed that retail specialty store sales at the subject property have declined over the past year. After considering our analysis, combined with the potential for increased competition in the subject market, we have forecasted the following sales growth rates:

Sales Growth Rate Forecast
Period          Annual
              Growth Rate
1997              Flat
1998              2.0%
Thereafter        3.0%

In all, we believe we have been conservative in our sales forecast for new and turnover tenants upon the expiration of an initial lease. At lease expiration, we have forecasted a 30.0 percent probability that a tenant will vacate. For new tenants, sales are established based upon the mall's average sales level. Generally, for existing tenants, we have assumed that sales continue subsequent to lease expiration at their previous level unless they are under-performers that prompt a 100 percent turnover probability; then sales are reset to the corresponding mall overage.

Expense Reimbursement and Miscellaneous Income
By lease agreement, tenants are required to reimburse the lessor for certain operating expenses. Included among these operating items are real estate taxes, common area maintenance
(CAM)  and  a  common  seating charge  for  food  court  tenants.
Miscellaneous income is essentially derived from specialty leasing for temporary tenants, Christmas kiosks and other charges, including special pass-throughs. We also account for utility income under miscellaneous revenues. In the first full year of the investment, it is projected that the subject property will generate approximately $3,387,020 in reimbursements for these operating and $569,500 in other miscellaneous income.

Common area maintenance and real estate tax recoveries are generally based upon the tenants pro-rata share of the expense item. Because it is an older center, there exists numerous variations to the calculation procedure of each. We have relied upon ownership's calculation for the various recovery formula's for taxes and CAM. At rollover, all of the tenants are assumed to be subject to the standard lease form described herein. The standard lease provides for the recovery of CAM expenses plus a
15.0 percent administrative fee.

Common Area Maintenance
Under the standard lease, mall tenants pay their pro-rata share of the balance of the CAM expense after anchor contributions are deducted and an administrative charge of 15.0 percent is added. Provided below is a summary of the standard clause that exists for a new tenant at the mall.

Common Area Maintenance
Under the standard lease, mall tenants pay their pro-rata share of the balance of the CAM expense after anchor contributions are deducted and an administrative charge of 15.0 percent is added. Provided below is a summary of the standard clause that exists for a new tenant at the mall.

      Common Area Maintenance Recovery Calculation
   CAM Expense        Actual hard cost for year exclusive
                         of interest and depreciation

      Add                 15% Administration fee
      Add            Interest and depreciation inclusive
                      of allocated portion of renovation
                                expense
     Less            Contributions from department stores
                    and mall tenants over 10,000+/- square
                                  feet
    Equals:         Net pro-ratable CAM billable to mall
                      tenants on the basis of gross
                      leasable occupied area (GLOA).


We note that management has the ability to recover both interest and depreciation expenses as well as the cost of the renovation.

Department stores make nominal contributions for common area maintenance (except for Hochschilds who pays nothing). Anchor tenants also make contribution to taxes. JC Penney pays the taxes assessed on its building directly. Sears pays a pro-rata share of any increase in taxes after the end of the third lease year. Other tenants have various contribution methods. In general, the mall standard will be for mall tenants to pay their pro-rata share based upon average occupied area during the year.

The standard lease provides for the exclusion of tenants in excess of 10,000+/- square feet from the calculation when computing a tenant's pro-rata share. This has the effect of excluding Lerners New York and certain exterior tenants. The category in the cash flow forecast entitled CAM-Anchor Tenants is essentially
comprised  of the CAM contribution of the anchor tenants.   Under
the standard lease, mall tenants pay their pro-rata share of the balance of the CAM expense after the CAM Pool contribution plus an administrative charge of 15 percent.

Certain exterior tenants also pay differing amounts of CAM, some of which is reflective of the costs of exterior maintenance only. Lower level office tenants have been, and we assume will continue to be, assessed a CAM charge as part of the interior mall. The atrium office tenants are expected to be treated differently since they are not really part of the mall. Based on our discussions with management, we have reflected a CAM rate of
2.89 per square foot which is approximately what outside tenants are charged.

Real Estate Taxes
Mall tenants pay real estate tax recoveries based upon a pro-rata share of the expense after anchor and major tenant contributions are deducted (Staples and Eastpoint Bowling). JC Penney is assessed separately, while Sears pays a pro-rata share of increases after their third lease year. The new standard billing for tenants also excludes tenants in excess of 10,000 square feet.

Other Recoveries
Other recoveries consist of insurance income, common seating charges, utility charges, temporary leasing, and miscellaneous income. Insurance billings are generally relegated to older leases within the mall. The newer lease structure covers the cost of insurance within the CAM charge.

Common seating charges are assessed to food court tenants for operation of the food court area. This charge is in addition to the regular mall common area maintenance.

The final revenue categories consist of utility income, temporary leasing of in-line space, revenue from temporary kiosks at Christmas time, and miscellaneous income. Utility income consists of HVAC income which is a charge many tenants pay as a contribution toward the maintenance of the HVAC plant; electricity income which results in a profit to the mall owner; and water billings which are essentially pass throughs of the actual cost.

Temporary leasing is related to temporary tenants that occupy vacant in-line space. Shopco has been relatively successful with this procedure at many of their malls. Other sources of miscellaneous revenues include temporary seasonal kiosk rentals, forfeited security deposits, phone revenues, and interest income. Our forecast for these additional revenues is net of a provision for vacancy and credit loss. Overall, it is our assumption that these other revenues will increase by 3.5 percent per annum over the holding period.

Allowance for Vacancy and Credit Loss
The investor of an income producing property is primarily interested in the cash revenues that an income-producing property is likely to produce annually over a specified period of time rather than what it could produce if it were always 100 percent occupied with all tenants paying rent in full and on time. It is normally a prudent practice to expect some income loss, either in the form of actual vacancy or in the form of turnover, non-payment or slow payment by tenants. We have reflected a 5.5 percent stabilized contingency for both stabilized and unforeseen vacancy and credit loss. Please note that this vacancy and credit loss provision is applied to all mall tenants equally and is exclusive of all revenues generated by anchor stores.

We have phased in the 5.5 percent factor as the mall leases up based upon the following schedule.

        1997             4.0%
        1998             4.5%
        1999             5.0%
        Thereafter       5.5%

In this analysis we have also forecasted that there is a 70.0 percent probability that an existing retail tenant will renew their lease. Office tenants are projected to have a 50.0 percent probability. Upon turnover, we have forecasted that rent loss equivalent to six months would be incurred to account for the time and/or costs associated with bringing space back on line. Thus, minimum rent as well as overage rent and certain other income has been reduced by this forecasted probability.

We have calculated the effect of the total provision of vacancy and credit loss on the in-line shops. Through the 10 years of this cash flow analysis, the total allowance for vacancy and credit loss, including provisions for downtime, ranges from a low of 5.6 percent (2000) of total potential gross revenues to a high of 17.4 percent (1997). On average, the total allowance for vacancy and credit loss over the 10 year projection period averages 9.9 percent of these revenues.

             Total Rent Loss Forecast *
 Year      Credit       Physical      Total Loss
            Loss         Vacancy       Provision
 1997       4.00%         13.43%          17.43%
 1998       4.50%         11.91%          16.41%
 1999       5.00%          6.48%          11.48%
 2000       5.50%          0.07%           5.57%
 2001       5.50%          1.52%           7.02%
 2002       5.50%          1.54%           7.04%
 2003       5.50%          1.26%           6.76%
 2004       5.50%          1.48%           6.98%
 2005       5.50%          3.01%           8.51%
 2006       5.50%          5.81%          11.31%
 Avg.       5.20%          4.65%           9.85%

* Includes phased global vacancy provision for unseen vacancy and credit loss as well as weighted downtime provision of lease turnover.

As discussed, if an existing mall tenant is a consistent under-performer with sales substantially below the mall average, then the turnover probability applied is 100 percent. This assumption, while adding a degree of conservatism to our analysis, reflects the reality that management will continually strive to replace under performers. On balance, the aggregate deductions of all gross revenues reflected in this analysis are based upon overall long-term market occupancy levels and are considered what a prudent investor would allow for credit loss. The remaining sum is effective gross income which an informed investor may anticipate the subject property to produce. We believe this is reasonable in light of overall vacancy in this subject's market area as well as the current leasing structure at the subject.

Effective Gross Income
In the initial full year of the investment, CY 1997, effective gross revenues ("Total Income" line on cash flow) are forecasted to amount to approximately $11,548,421, equivalent to $16.66 per square foot of total owned GLA.

 Effective Gross Revenue Summary Initial Year of Investment - 1997
                             Aggregate      Unit      Income
                                Sum         Rate      Ratio
 Potential Gross Income     $11,935,400    $17.21     100.0%
 Less: Vacancy and
    Credit Loss               ($386,979)  ($ 0.56)      3.3%
 Effective Gross Income     $11,548,421    $16.66      96.7%

Expenses
Total expenses incurred in the production of income from the subject property are divided into two categories: reimbursable and non-reimbursable items. The major expenses which are reimbursable include real estate taxes, common area maintenance, common seating charges, and utility/HVAC expenses. The non-reimbursable expenses associated with the subject property include certain general and administrative expenses, ownership's contribution to the merchants association/marketing fund, management charges, and miscellaneous expenses. Other expenses include a reserve for the replacement of short-lived capital components, alteration costs associated with bringing space up to occupancy standards, leasing commissions, and a provision for capital expenditures.

The various expenses incurred in the operation of the subject property have been estimated from information provided by a number of sources. We have reviewed the subject's component operating history for prior years as well as the 1997 Budget for these expense items. This information is provided in the Addenda. We have compared this information to published data which are available, as well as comparable expense information. Finally, this information has been tempered by our experience with other regional shopping centers.

Expense Growth Rates
Expense growth rates are generally forecasted to be more consistent with inflationary trends than necessarily with competitive market forces. Unless otherwise cited, expenses are forecasted to grow by 3.5 percent per annum over the holding period.

Reimbursable Operating Expenses
We have analyzed each item of expense individually and attempted to project what the typical investor in a property like the subject would consider reasonable, based upon informed opinion, judgment and experience. The following is a detailed summary and discussion of the reimbursable operating expenses incurred in the operation of the subject property during the initial year of the investment holding period.

    Common Area Maintenance - This expense category includes the annual cost of miscellaneous building maintenance contracts, recoverable labor and benefits, security, insurance, landscaping, snow removal, cleaning and janitorial, exterminating, supplies, trash removal, exterior lighting, common area energy, gas and fuel, equipment rental, interest and depreciation, and other miscellaneous charges. In addition, ownership can generally recoup the cost of certain extraordinary capital items from the tenants. Typically, this is limited to certain miscellaneous capital expenditures. In malls where the CAM budget is high, discretion must be exercised in not trying to pass along every charge as tenants will resist. As discussed, the standard lease agreement allows management to pass along the CAM expense to tenants on the basis of occupied gross leasable area. Furthermore, the interest and depreciation expense is a non-operating item that serves to increase the basis of reimbursement from mall tenants. Mall renovation costs may also be passed along. Most tenants are subject to a
    15.0 percent administrative surcharge although some are assessed 25.0 percent. Historically, the annual CAM expense (before anchor contributions) can be summarized as follows:

    Historical CAM Expense
Year             Budget Amount
1993               $1,680,000
1994               $1,700,000
1995               $1,940,000
1996               $1,907,993
1997 Budget        $1,926,911


    The 1997 CAM budget is shown to be $1,926,911. An allocation of this budget by line item provided in the Addenda. We have utilized an expense of $1,925,000 for 1996 which is equivalent to $7.98 per square foot of mall shop area (241,146 square feet).

    Ownership is now assessing an annual charge for the cost of the mall renovation. We understand that it has met with some tenant resistance. However, we are advised that management has been successful in passing this expense on to new mall tenants as well. As such, we have continued to utilize the $2.00 per square foot assessment. We have projected this pass through to continue through 2006, resulting in a fifteen year amortization of 1991 mall renovation costs.

    Real Estate Taxes - The projected taxes to be incurred in 1997 are equal to $630,000, up from $598,600 in 1996. As discussed, the standard recovery for this expense is charged on the basis of average occupied area of non-
    major mall tenant GLA. Taxes are charged to the mall tenants after first deducting department store contributions.

    Food Court CAM (Common Seating) - The cost of maintaining the food court is budgeted at $192,250, down from $199,276 in 1995. Included here are such items as payroll for administration, maintenance and security, supplies, and other miscellaneous expenses. On the basis of food court gross leasable area of 6,446 square feet, this expense is equal to $29.82 per square foot. As articulated, food court tenants are assessed a separate charge for this expense which typically carries a 15.0 percent administrative charge.

Non-Reimbursable Expenses
Total non-reimbursable expenses at the subject property are projected from accepted practices and industry standards. Again, we have analyzed each item of expenditure in an attempt to project what the typical investor in a property similar to the subject would consider reasonable, based upon actual operations, informed opinion, and experience. The following is a detailed summary and discussion of non-reimbursable expenses incurred in the operation of the subject property for the initial year. Unless otherwise stated, it is our assumption that these expenses will increase by 3.5 percent per annum thereafter.

    General and Administrative - Expenses related to the administrative aspects of the mall include costs particular to operation of the mall, including salaries, travel and entertainment, and dues and subscriptions. A provision is also made for professional services (legal and accounting fees and other professional consulting services). In 1997, we reflect general and administrative expenses of $160,000.

    Utilities - The cost for such items as HVAC, electrical services, and gas and water to certain areas not covered under common area maintenance is estimated at $81,000 in 1997. As discussed, most tenants pay a set charge for HVAC.

    Marketing - These costs include expenses related to the temporary tenant program, including payroll for the promotional and leasing staff. It also contains ownership's contribution to the merchant association which is net of tenant contributions. In the initial year, the cost is forecasted to amount to $105,000.

    Miscellaneous - This catch-all category is provided for various miscellaneous and sundry expenses that ownership will typically incur. Such items as unrecovered repair costs, preparation of suites for temporary tenants, certain non-recurring expenses, expenses associated with maintaining vacant space, and bad debts in excess of our credit loss provision would be included here. In the initial year, these miscellaneous items are forecasted to amount to approximately $50,000.

    Management - The annual cost of managing the subject property is projected to be 4.5 percent of minimum and percentage rent. In the initial year of our analysis, this amount is shown to be $359,049. Alternatively, this amount is equivalent to approximately 3.1 percent of effective gross income. Our estimate is reflective of a typical management agreement with a firm in the business of providing professional management services. This amount is considered typical for a retail complex of this size. Our investigation into the market for this property type indicates an overall range of fees of 3 to 5 percent. Since we have reflected a structure where ownership separately charges leasing commissions, we have used the mid-point of the range as providing for compensation for these services.

    Alterations - The principal component of this expense is ownership's estimated cost to prepare a vacant suite for tenant use. At the expiration of a lease, we have made a provision for the likely expenditure of some monies on ownership's part for tenant improvement allowances. In this regard, we have forecasted a cost of $8.00 per square foot for turnover space (initial cost growing at expense growth rate) weighted by our turnover probability of 30.0 percent. We have forecasted a rate of $2.00 per square foot for renewal (rollover) tenants, based on a renewal probability of 70.0 percent. The blended rate based on our 70/30 turnover probability is therefore $3.80 per square foot. It is noted that ownership has been moderately successful in releasing space in its "as is" condition. Evidence of this is seen in our previously presented summary of recent leasing activity at the mall. The provisions made here for tenant work lends additional conservatism our analysis. These costs are forecasted to increase at our implied expense growth rate.

    Alterations - for atrium office space is projected to be $20.00 per square foot for new tenants and $4.00 per square foot for renewal tenants. After the initial lease-up of atrium offices, new tenants will receive $15.00 per
    square foot, with renewal tenants still at $4.00.   Lower
    level mall office space is forecasted to have alteration costs of $5.00 per square foot for new tenants and no Tis
    for  renewals.   These office rates are  based  upon  our
    renewal probability of 50.0 percent.

    Leasing Commissions - Ownership has recently been charging leasing commissions internally. A typical structure is $4.00 per square foot for new tenants and $2.00 per square foot for renewal tenants. These rates are increased by $0.50 and $0.25 per square foot, respectively, every five years. This structure implies a payout up front at the start of a lease. The cost is weighted by our 70/30 percent renewal/turnover probability. Thus, upon lease expiration, a leasing commission charge of $2.60 per square foot would be incurred.

    Office Leasing commissions are based upon a percentage of
    gross  rent.   For this analysis, 20.0 percent  of  first
    year rent is paid out for leasing commissions.

    Capital Expenditures - Ownership has budgeted for certain capital expenditures which represent items outside of the normal repairs and maintenance budget. As of this writing, the capital expenditure budget has not been fully approved but we can make some provisions with reasonable certainty for certain repairs. It is our opinion that a prudent investor would make some provision for necessary repairs and upgrades. To this end, we have reflected expenditures of $300,000 in 1997, and $100,000 in 1998.

    Replacement Reserves - It is customary and prudent to set aside an amount annually for the replacement of short-lived capital items such as the roof, parking lot and certain mechanical items. The repairs and maintenance expense category has historically included some capital items which have been passed through to the tenants. This appears to be a fairly common practice among most malls. However, we feel that over a holding period some repairs or replacements will be needed that will not be passed on to the tenants. Due to the inclusion of many of the capital items in the maintenance expense category, the reserves for replacement classification need not be sizeable. This becomes a more focused issue when the CAM expense starts to get out of reach and tenants begin to complain. For purposes of this report, we have estimated an expense of $0.15 per square foot of owned GLA during the first year ($104,002), thereafter increasing by our expense growth rate.

Net Income/Net Cash Flow
The   total  expenses  of  the  subject  property,  including
alterations, commissions, capital expenditures, and reserves, are annually deducted from total income, thereby leaving a residual net operating income or net cash flow to the investors in each year of the holding period before debt service. In the initial year of investment, the net operating income is forecasted to be equal to approximately $8.0 million which is equivalent to 69.3 percent of effective gross income. Deducting other expenses including capital items results in a net cash flow before debt service of approximately $7.4 million.

                       Operating Summary
               Initial Year of Investment - 1997
                          Aggregate    Unit Rate*    Operating
                             Sum                        Ratio
Effective  Gross Income  $11,548,421     $16.66         100.0%
Operating Expenses       $ 3,542,049     $ 5.11          30.7%
Net Operating Income     $ 8,006,372     $11.55          69.3%
Other Expenses           $   655,102     $ 0.95           5.7%
Cash Flow                $ 7,351,270     $10.60          63.6%

*  Based on total owned GLA of 693,344 square feet.

Our cash flow model has forecasted the following compound annual growth rates over the ten year holding period 1997-2006.

 Net Operating Income:   2.5%
 Cash Flow:              2.9%

Growth   rates   are  shown  to  be  2.5  and  2.9   percent,
respectively. We note that this annual growth is a result of lease-up, rent steps, and turnover in the property. We believe these rates are reasonable forecasts for a property of the subject's calibre.

Investment Parameters

After projecting the income and expense components of the subject property, investment parameters must be set in order to forecast property performance over the holding period. These parameters include the selection of capitalization rates (both initial and terminal) and application of an appropriate discount or yield rate, also referred to as the internal rate of return
(IRR).

Selection of Capitalization Rates
Overall Capitalization Rate
The overall capitalization rate bears a direct relationship between net operating income generated by the real estate in the initial year of investment (or initial stabilized year) and the value of the asset in the marketplace. Overall rates are affected by the existing leasing schedule of the property, the strength or weakness of the local rental market, the property's position relative to competing properties, and the risk/return characteristics associated with competitive investments.

For   retail  properties,  the  trend  has  been  for  rising
capitalization rates. We feel that much of this has to do with the quality of product that has been selling. Sellers of better performing dominant Class A malls have been unwilling to waver on their pricing. Many of the malls sold over the past 18-24 months are found in less desirable, second or third tier locations, or rep-resent turnaround situations with properties that are poised for expansion or remerchandising. With fewer buyers for the top performing assets, sales have been somewhat limited.

               Overall Capitalization Rates
                    Regional Mall Sales
    Year             Range         Mean        Point
                                               Change
    1988          5.00% - 8.00%    6.19%          -
    1989          4.57% - 7.26%    6.22%       +  3
    1990          5.06% - 9.11%    6.29%       +  7
    1991          5.60% - 7.82%    6.44%       + 15
    1992          6.00% - 7.97%    7.31%       + 87
    1993          7.00% -10.10%    7.92%       + 61
    1994          6.98% -10.29%    8.37%       + 45
    1995          7.25% -11.10%    9.13%       + 76
    1996          7.00% -12.00%    9.35%       + 22
Basis Point Change
  1988-1996          316 Basis Points
  1992-1996          204 Basis Points

The data shows that the average capitalization rate has shown a rising trend each year. Between 1988 and 1996, the average capitalization rate has risen 316 basis points. Since 1992, the rise has been 204 basis points. This change is a reflection of both rising interest rates and increasing first year returns demanded by investors in light of several fundamental changes which have occurred in the retail sector. The 22 basis point change in the mean between 1995 and 1996 may be an indication that rates are approaching stabilization.

As  noted,  much of the buying over the past 18 to 24  months has been opportunistic acquisitions involving properties selling near or below replacement cost. Many of these properties have languished due to lack of management focus or expertise, as well as a limited ability to make the necessary capital commitments for growth. As these opportunities become harder to find, we believe that investors will again begin to focus on the stable returns of the dominant Class A product.

The Cushman & Wakefield's Autumn 1996 survey reveals that going-in cap rates for Class A regional shopping centers range between 7.00 and 9.50 percent, with a low average of 7.90 percent and high average of 8.20 percent, respectively; a spread of 30 basis points. Generally, the change in average capitalization rates over the Winter 1995 survey shows that the low average decreased by 50 basis points, while the upper average remained the same. Terminal, or going-out rates are now averaging 8.20 and 8.60 percent, indicating a spread between 30 to 40 basis points over the going-in rates. For Class B properties, the average low and high going-in rates are 9.30 and 9.60 percent, respectively, with terminal rates of 9.60 and 10.00 percent.

           Cushman & Wakefield Valuation Advisory Services
             National Investor Survey - Regional Malls (%)
Investment         Winter 1995           Spring 1996          Autumn 1996
Parameters       Low        High       Low        High      Low       High

OAR/Going-In   7.0-8.0    7.5-9.0     7.5-9.0    7.5-9.5   7.0-9.0   7.5-9.5
                 7.47       8.25        8.0        8.2       7.9       8.2
OAR/Terminal   7.0-9.0    8.0-10.0    7.0-9.5   7.8-11.0   7.0-9/5   7.8-11.0
                 8.17       8.83        8.3        8.7       8.2        8.6
IRR           10.0-11.5  10.5-12.0  10.0-15.0  11.0-15.0  10.0-15.0  11.0-15.0
                10.72      11.33       11.5       11.8      11.4       11.8

Cushman & Wakefield now surveys respondents on their criteria for both Class B and "Value Added" malls (see Addenda for complete survey results). As expected, going-in capitalization and yield rates range from 100 to 300 basis points above rates for Class A assets. Our current survey also shows that investors have become more cautious in their underwriting, positioning "retail" lower on their investment rating scales in terms of preferred investments.

The  Fourth Quarter 1996 Peter F. Korpacz survey concurs with these findings, citing that regional malls are near the bottom of investor preferences. As such, they foresee some opportunities for select investing. Pricing is lower then it has been in
years.   With expense growth surpassing sales increases  in  many
markets, occupancy cost issues have also become of greater concern. Even in some malls where sales approach the lofty level of $350+/- per square foot, it is not uncommon for occupancy costs
to  limit  the  opportunity to grow rents.   Thus,  with  limited
upside  growth in net income, cap rates are generally well  above
8.0  percent.  Even at this level, cap rates are lower than other
property  types.   One attraction for malls is  that  pricing  is
based upon the expectation of lower rents while most other property types are analyzed with higher rents.

                NATIONAL REGIONAL MALL MARKET
                     FOURTH QUARTER 1996
                            CURRENT         LAST
KEY INDICATORS              QUARTER         QUARTER         YEAR AGO
Free & Clear Equity IRR
  RANGE                10.00%-14.00%    10.00%-14.00%     10.00%-14.00%
  AVERAGE                  11.69%           11.56%           11.55%
  CHANGE (Basis Points)      -               +13              +14

Free & Clear Going-In
Cap Rate
  RANGE                 6.25%-11.00%     6.25%-11.00%      6.25%-11.00%
  AVERAGE                 8.57%              8.33%             7.86%
  CHANGE (Basis Points)      -                +24              +71
Residual Cap Rate
  RANGE                 7.50%-11.00%     7.00%-11.00%      7.00%-11.00%
  AVERAGE                  8.76%             8.71%             8.45%
  CHANGE (Basis Points)      -                 +5              +31

Source: Peter Korpacz Associates,Inc. - Real Estate Investor Survey Fourth Quarter -1996

As  can be seen from the above, the average IRR has increased by 14 basis point to 11.69 percent from one year ago. It is noted that this measure has been relatively stable over the past 12 months. The quarter's average initial free and clear equity cap rate rose 71 basis points to 8.57 percent from a year earlier, while the residual cap rate increased 31 basis points to
8.76 percent.

Most retail properties that are considered institutional grade are existing, seasoned centers with good inflation protection that offer stability in income and are strongly positioned to the extent that they are formidable barriers to new competition. Equally important are centers which offer good upside potential after face-lifting, renovations, or expansion. With new construction down substantially, owners have accelerated renovation and re-merchandising programs. Little competition from over-building is likely in most mature markets within which these centers are located. Environmental concerns and "no-growth" mentalities in communities are now serious impediments to new retail development.

Finally,  investors have recognized that the retail landscape has been fundamentally altered by consumer lifestyles changes, industry consolidations and bankruptcies. This trend was strongly in evidence as the economy enters 1997 in view of the wave of retail chains whose troublesome earnings are forcing major restructures or even liquidations. Trends toward more casual dress at work and consumers growing pre-occupation with their leisure and home lives have created the need for refocused leasing efforts to bring those tenants to the mall that help differentiate them from the competition. As such, entertainment, a loosely defined concept, is one of the most common directions malls have taken. A trend toward bringing in larger specialty and category tenants to the mall is also in evidence. The risk from an owners standpoint is finding that mix which works the best. Nonetheless, the cumulative effect of these changes has been a rise in rates as investors find it necessary to adjust their risk premiums in their underwriting.

Based  upon  this discussion, we are inclined  to  group  and
characterize   regional   malls  into  the   general   categories
following:

Cap Rate Range           Category

7.0%  to 7.5%            Top 15  to 20+/- malls in the country.
                         Excellent demographics with high sales
                         ($400+/-/SF) and good upside.

7.5%  to  8.5%           Dominant Class A investment grade property,
                         high  sales levels, relatively  good
                         health ratios, excellent demographics
                         (top  50  markets), and considered
                         to present a significant barrier to entry within its trade area. Sales tend to be in the $300 to $350 per square foot range.

8.5%  to  11.0%          Somewhat broad characterization of investment
                         quality  properties  ranging   from
                         primary  MSAs to second tier cities.
                         Properties at the higher end of  the
                         scale    are    probably    somewhat
                         vulnerable  to  new  competition  in
                         their market.

11.0%  to  14.0%         Remaining product which has limited appeal or
                         significant risk which will  attract
                         only  a  smaller,  select  group  of
                         investors.

Conclusion - Initial Capitalization Rate
Eastpoint  Mall is one of the dominant malls in  its  region.
In addition to its four strong anchor stores, mall shops are well merchandised and should continue to enjoy high occupancy levels. The trade area is moderately affluent and stable, although very little growth is projected for the area. The following points summarize some of our perceptions regarding the mall:

    - The trade area is stable. However, with little growth projected, the potential to increase sales and rents become a factor in forecasting income growth.
    -   The potential for future competition is
        unlikely in the region/trade area.
    -   Investors would likely place little
        emphasis on potential income from atrium office space, focusing more on in-place income and near-term returns.
    -   Occupancy costs are considered to be
        reasonable.

On balance, we believe that a property with the sought after characteristics of the subject would potentially trade at an overall rate between 9.50 and 10.00 percent based on first year income if it were operating on a stabilized basis.

Terminal Capitalization Rate
The residual cash flows generated annually by the subject property comprise only the first part of the return which an investor will receive. The second component of this investment return is the pre-tax cash proceeds from the resale of the property at the end of a projected investment holding period. Typically, investors will structure a provision in their analyses in the form of a rate differential over a going-in capitalization rate in projecting a future disposition price. The view is that the improvement is then older and the future is harder to visualize; hence a slightly higher rate is warranted for added risks in forecasting. On average, the Cushman & Wakefield survey shows a 30-40 basis point differential, while Korpacz reports 19 basis points.

Therefore, to the range of stabilized overall capitalization rates, we have considering adding 25 basis points to arrive at a projected terminal capitalization rate. We would note, however, that income growth projections are relatively modest and that very little upside is projected for the office portion of Eastpoint. As such, we have looked toward a terminal cap rate between 9.50 and 10.00 percent as being reasonable for the subject. This provision is made for the risk of lease-up and maintaining a certain level of occupancy in the center, its level of revenue collection, the prospects of future competition, as well as the uncertainty of maintaining the forecasted growth rates over such a holding period. In our opinion, this range of terminal rates would be appropriate for the subject. Thus, this range of rates is applied to the following year's net operating income before reserves, capital expenditures, leasing commissions and alterations as it would be the first received by a new purchaser of the subject property. Applying a rate of say 9.75 percent for disposition, a current investor would dispose of the subject property at the end of the investment holding period for an amount of approximately $107.3 million based on 2007 net income of approximately $10.46 million.

From the projected reversionary value to an investor in the subject property, we have made a deduction to account for the various transaction costs associated with the sale of an asset of this type. These costs consist of 2.0 percent of the total disposition price of the subject property as an allowance for transfer taxes, professional fees, and other miscellaneous expenses including an allowance for alteration costs that the seller pays at final closing. Deducting these transaction costs from the computed reversion renders pre-tax the net proceeds of sale to be received by an investor in the subject property at the end of the holding period.

                  Net Proceeds at Reversion
                                    Less Costs of Sale and
Net Income 2007   Gross Sale Price  Misc. Expenses at 2.0%   Net Proceeds
 $10,464,350        $107,326,667          $2,146,533         $105,180,133

Selection of Discount Rate
The discounted cash flow analysis makes several assumptions which reflect typical investor requirements for yield on real property. These assumptions are difficult to directly extract from any given market sale or by comparison to other investment vehicles. Instead, investor surveys of major real estate investment funds and trends in bond yield rates are often cited to support such analysis.

A yield or discount rate differs from an income rate, such as cash-on-cash (equity dividend rate), in that it takes into consideration all equity benefits, including the equity reversion at the time of resale and annual cash flow from the property. The internal rate of return is the single-yield rate that is used to discount all future equity benefits (cash flow and reversion) into the initial equity investment. Thus, a current estimate of the subject's present value may be derived by discounting the projected income stream and reversion year sale at the property's yield rate.

Yield rates on long term real estate investments range widely between property types. As cited in Cushman & Wakefield's Autumn 1996 survey, investors in regional malls are currently looking at broad rates of return between 10.00 and 15.00 percent, down slightly from our last two surveys. The average low IRR for Class A malls is 11.40 percent, while the average high is 11.80 percent. The indicated low and high averages for Class B properties are 13.40 and 13.90 percent, respectively. Peter F. Korpacz reports an average internal rate of return of 11.69 percent for the Fourth Quarter 1996, up 14 basis points from the year-ago level.

The yield rate on a long term real estate investment can also be compared with yield rates offered by alternative financial investments since real estate must compete in the open market for capital. In developing an appropriate risk rate for the subject, consideration has been given to a number of different investment opportunities. The following is a list of rates offered by other types of securities.

   Market Rates and Bond Yields (%)     March 6, 1997

   Reserve Bank Discount Rate           5.00%
   Prime Rate (Monthly Average)         8.25%
   6-Month Treasury Bills               5.18%
   U.S. 10-Year Notes                   6.56%
   U.S. 30-Year Bonds                   6.82%
   Telephone Bonds                      7.86%
   Municipal Bonds                      5.79%
   Source: New York Times

This compilation of yield rates from alternative investments reflects varying degrees of risk as perceived by the market. Therefore, a riskless level of investment might be seen in a six month treasury bill at 5.18 percent. A more risky investment, such as telephone bonds, would currently yield a much higher rate of 7.86 percent. The prime rate is currently 8.25 percent, while the discount rate is 5.00 percent. Ten year treasury notes are currently yielding around 6.56 percent, while 30-year bonds are at 6.82 percent.

Real estate investment typically requires a higher rate of return (yield) and is much influenced by the relative health of financial markets. A retail center investment tends to incorporate a blend of risk and credit based on the tenant mix, the anchors that are included (or excluded) in the transaction, and the assumptions of growth incorporated within the cash flow analysis. An appropriate discount rate selected for a retail center thus attempts to consider the underlying credit and security of the income stream, and includes an appropriate premium for liquidity issues relating to the asset.

There has historically been a consistent relationship between the spread in rates of return for real estate and the safe rate available through long-term treasuries or high-grade corporate bonds. A wider gap between return requirements for real estate and alternative investments has been created in recent years due to illiquidity issues, the absence of third party financing, and the decline in property values.

Investors have suggested that the regional mall market has become increasingly "tiered" over the past two years. The country's premier malls are considered to have the strongest trade areas, excellent anchor alignments, and significant barriers of entry to future competitive supply. These and other "dominant" malls will have average mall shop sales above $350 per square foot and be attractive investment vehicles in the current market. It is our opinion that the subject would attract high interest from institutional investors if offered for sale in the current marketplace. There is not an abundance of regional mall assets of comparable quality currently available, and many regional malls have been included within REITs, rather than offered on an individual property basis. However, we must further temper our analysis due to the fact that there remains some risk that the inherent assumptions employed in our model come to full fruition.

We would also note that much of the risks associated with discounted cash flow projections are accounted for in the selection of market rents, growth rates, turnover probability, and global vacancy provisions.

We have briefly discussed the investment risks associated with the subject. On balance, it is our opinion that an investor in the subject property would require an internal rate of return between 12.00 and 12.50 percent.

Present Value Analysis
Analysis by the discounted cash flow method is examined  over a holding period that allows the investment to mature, the investor to recognize a return commensurate with the risk taken, and a recapture of the original investment. Typical holding periods usually range from 10 to 20 years and are sufficient for the majority of institutional grade real estate such as the subject to meet the criteria noted above. In the instance of the subject, we have analyzed the cash flows anticipated over a ten year period commencing on January 1, 1996.

A sale or reversion is deemed to occur at the end of the 10th year (December 31, 2006), based upon capitalization of the following year's net operating income. This is based upon the premise that a purchaser in the 10th year is buying the following year's net income. Therefore, our analysis reflects this situation by capitalizing the first year of the next holding period.

The present value is formulated by discounting the property cash flows at various yield rates. The yield rate utilized to discount the projected cash flow and eventual property reversion has been based on an analysis of anticipated yield rates of investors dealing in similar investments. The rates reflect acceptable expectations of yield to be achieved by investors currently in the marketplace shown in their current investment criteria and as extracted from comparable property sales.

Cash Flow Assumptions

Our   cash  flows  forecasted  for  the  property  have  been
presented.   To  reiterate, the formulation of these  cash  flows
incorporate the following general assumptions in our computer model:

    SUMMARY OF CRITICAL ASSUMPTIONS FOR DISCOUNTED CASH FLOW
 SUBJECT  PROPERTY                             EASTPOINT MALL
 SQUARE FOOTAGE RECONCILIATION
 TOTAL GROSS LEASABLE AREA                         862,313 SF
    ANCHOR TENANT GLA                              455,145 SF
    OWNED GLA                                      693,344 SF
    MALL SHOP GLA                                  241,146 SF
 MARKET RENT/SALES CONCLUSIONS
 MARKET RENT ESTIMATES (1997)
    AVERAGE MALL SHOP RENT                          $19.00/SF
    AVERAGE FOOD COURT RENT                         $45.00/SF
 RENTAL BASIS                                             NNN
 MARKET RENTAL GROWTH RATE                    2.0%-1999; 3.0%
                                                   THEREAFTER
 CREDIT RISK LOSS (NON-ANCHOR SPACE)        5.5% (STABILIZED)
 VACANCY & TYPICAL LEASE TERM
 AVERAGE LEASE TERM                                  10 YEARS
 RENEWAL PROBABILITY                                      70%
 WEIGHTED AVERAGE DOWNTIME                           3 MONTHS
 STABILIZED OCCUPANCY                                   94.0%
 ABSORPTION PERIOD                                  36 MONTHS
 OPERATING EXPENSE DATA
 LEASING COMMISSIONS
    NEW TENANTS                                      $4.00/SF
    RENEWAL TENANTS                                  $2.00/SF
 TENANT IMPROVEMENT ALLOWANCE
    RAW SUITES                                      $25.00/SF
    NEW TENANT                                     $  8.00/SF
    RENEWAL TENANT                                 $  2.00/SF
 EXPENSE GROWTH RATE                                  3.5%/YR
 TAX GROWTH RATE                                      3.5%/YR
 MANAGEMENT FEE (MINIMUM AND % RENT)                     4.5%
 CAPITAL RESERVES (PSF OF OWNED GLA)                 $0.15/SF


 RATES OF RETURN                              AS IS
 CASH FLOW START DATE                           1/1/97
 DISCOUNT RATE                             12.00-12.50%
 GOING-IN CAPITALIZATION RATE               9.50-10.00%
 TERMINAL CAPITALIZATION RATE               9.50-10.00%
 REVERSIONARY SALES COSTS                         2.00%
 HOLDING PERIOD                                10 Years

For a property such as the subject, it is our opinion that an investor would require an all cash discount rate in the range of
12.00 to 12.50 percent. Accordingly, we have discounted the projected future pre-tax cash flows to be received by an equity investor in the subject property to a present value so as to yield 12.00 to 12.50 percent at 25 basis point intervals on equity capital over the holding period. This range of rates reflects the risks associated with the investment. Discounting these cash flows over the range of yield and terminal rates now being required by participants in the market for this type of real estate places additional perspective upon our analysis. A valuation matrix for the subject appears on the Facing Page.

Through such a sensitivity analysis, it can be seen that the present value of the subject property varies from approximately $78.3 to $82.5 million. Giving consideration to all of the characteristics of the subject previously discussed, we feel that a prudent investor would require a yield which falls near the middle of the range outlined above for this property. Accordingly, we believe that based upon all of the assumptions inherent in our cash flow analysis, an investor would look toward as IRR around 12.25 percent and a terminal rate around 9.75 percent as being most representative of the subject's value in the market.

In view of the analysis presented here, it becomes our opinion that the discounted cash flow analysis indicates a market value of $80.3 million for the subject property as of January 1, 1997. The indices of investment generated through this indicated value conclusion are shown on the Facing Page.

We note that the computed equity yield is not necessarily the true rate of return on equity capital. This analysis has been performed on a pre-tax basis. The tax benefits created by real estate investment will serve to attract investors to a pre-tax yield which is not the full measure of the return on capital.

Direct Capitalization
To further support our value conclusion at stabilization derived via the discounted cash flow, we have also utilized the direct capitalization method. In direct capitalization, an overall rate is applied to the net operating income of the subject property. In this case, we will again consider the indicated overall rates from the comparable sales in the Sales Comparison Approach as well as those rates established in our Investor Survey.

We believe that an investor in the subject would place substantial weight on this methodology, giving little weight toward lease-up projections and placing heavy emphasis on initial return. In view of our total analysis, we would anticipate that at the subject would trade at an overall rate of approximately
9.50 to 10.00 percent applied to first year income. Applying these rates to first year net operating income before reserves, alterations, and other expenses for the subject of $8,006,372 results in a value of approximately $80,100,000 to $84,300,000. From this range we would be inclined to conclude at a value of $83,000,000 by direct capitalization which is indicative of an overall rate of 9.65 percent.

RECONCILIATION AND FINAL VALUE ESTIMATE

Application  of  the Sales Comparison and  Income  Approaches
used  in  the  valuation  of the subject  property  has  produced
results   which  fall  within  a  reasonably  acceptable   range.
Restated, these are:

    Methodology                   Market Value Conclusion
Sales Comparison Approach         $80,000,000-$83,000,000
Income Approach
    Discounted Cash Flow                $80,300,000
    Direct Capitalization               $83,000,000

This is considered a narrow range in possible value given the magnitude of the value estimates. Both approaches are well supported by data extracted from the market. There are, however, strengths and weaknesses in each of these two approaches which require reconciliation before a final conclusion of value can be rendered.

Sales Comparison Approach
The Sales Comparison Approach arrived at a value indicted for the property by analyzing historical arms-length transaction, reducing the gathered information to common units of comparison, adjusting the sale data for differences with the subject and interpreting the results to yield a meaningful value conclusion. The basis of these conclusions was the cash-on-cash return based on net income and the adjusted price per square foot of gross leasable area sold. An analysis of the subject on the basis of its implicit sales multiple was also utilized.

The process of comparing historical sales data to assess what purchasers have been paying for similar type properties is weak in estimating future expectations. Although the unit sale price yields comparable conclusions, it is not the primary tool by which the investor market for a property like the subject operates. In addition, no two properties are alike with respect to quality of construction, location, market segmentation and income profile. As such, subjective judgment necessarily become a part of the comparative process. The usefulness of this approach is that it interprets specific investor parameters established in their analysis and ultimate purchase of a property. In light of the above, the writers are of the opinion that this methodology is best suited as support for the conclusions of the Income Approach. It does provide useful market extracted rates of return such as overall rates to simulate investor behavior in the Income Approach.

Income Approach
Discounted Cash Flow Analysis
The subject property is highly suited to analysis by the discounted cash flow method as it will be bought and sold in investment circles. The focus on property value in relation to anticipated income is well founded since the basis for investment is profit in the form of return or yield on invested capital. The subject property, as an investment vehicle, is sensitive to all changes in the economic climate and the economic expectations of investors. The discounted cash flow analysis may easily reflect changes in the economic climate of investor expectations by adjusting the variables used to qualify the model. In the case of the subject property, the Income Approach can analyze existing leases, the probabilities of future rollovers and turnovers and reflect the expectations of overage rents. Essentially, the Income Approach can model many of the dynamics of a complex shopping center. The writers have considered the results of the discounted cash flow analysis because of the applicability of this method in accounting for the particular characteristics of the property, as well as being the tool used by many purchasers.

Capitalization
Direct  capitalization has its basis in capitalization theory and uses the premise that the relationship between income and sales price may be expressed as a rate or its reciprocal, a multiplier. This process selects rates derived from the marketplace, in much the same fashion as the Sales Comparison Approach, and applies this to a projected net operating income to derive a sale price. The weakness here is the idea of using one year of cash flow as the basis for calculating a sale price. This is simplistic in its view of expectations and may sometimes be misleading. If the year chosen for the analysis of the sale price contains an income stream that is over or understated, this error is compounded by the capitalization process. Nonetheless, real estate of the subject's calibre is commonly purchased on a net capitalization basis. Overall, this methodology was given important consideration in our total analysis.

Conclusions
We have briefly discussed the applicability of each of the methods presented. Because of certain vulnerable characteristics in the Sales Comparison Approach, it has been used as supporting evidence and as a final check on the value conclusion indicated by the Income Approach methodology. The value exhibited by the Income Approach is consistent with the leasing profile of the mall. Overall, it indicates complimentary results with the Sales Comparison Approach, the conclusions being supportive of each method employed, and neither range being extremely high or low in terms of the other.

As  a  result of our analysis, we have formed an opinion that the  market  value  of the leased fee estate  in  the  referenced
property,   subject  to  the  assumptions,  limiting  conditions,
certifications, and definitions, as of January 1, 1997, was:

                   EIGHTY ONE MILLION DOLLARS
                           $81,000,000


ASSUMPTIONS AND LIMITING CONDITIONS

"Appraisal" means the appraisal report and opinion of value stated therein; or the letter opinion of value, to which these Assumptions and Limiting Conditions are annexed.

"Property" means the subject of the Appraisal.

"C&W" means Cushman & Wakefield, Inc. or its subsidiary which issued the Appraisal.

"Appraiser(s)" means the employee(s) of C&W who prepared and signed the Appraisal.

This appraisal is made subject to the following assumptions and limiting conditions:

1.This is a Summary Appraisal Report which
  is intended to comply with the reporting requirements set forth under Standards Rule 2-2)b) of the Uniform Standards of Professional Appraisal Practice for a Summary Appraisal Report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process
  to  develop  the  appraiser's  opinion  of  value.   Supporting
  documentation concerning the data, reasoning, and analyses is retained in the appraiser's file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not
  responsible  for  unauthorized use  of  this  report.   We  are
  providing this report as an update to our last analysis which was prepared as of January 1, 1995. As such, we have primarily reported only changes to the property and its environs over the past year.

2.No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters which are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.

3.The   information  contained  in   the
  Appraisal or upon which the Appraisal is based has been gathered from sources the Appraiser assumes to be reliable and accurate. Some of such information may have been provided by the owner of the Property. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters.

4.The opinion of value is only as of the date stated in the Appraisal. Changes since that date in external and market factors or in the Property itself can significantly affect property value.

5.The Appraisal is to be used in whole and
  not  in  part.   No  part of the Appraisal  shall  be  used  in
  conjunction  with  any  other appraisal.   Publication  of  the
  Appraisal or any portion thereof without the prior written consent of C&W is prohibited. Except as may be otherwise stated in the letter of engagement, the Appraisal may not be used by any person other than the party to whom it is addressed or for purposes other than that for which it was prepared. No part of
  the   Appraisal  shall  be  conveyed  to  the  public   through
  advertising, or used in any sales or promotional material without
  C&W's  prior  written  consent.   Reference  to  the  Appraisal
  Institute or to the MAI designation is prohibited.

6.Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.

7.The  Appraisal assumes (a)  responsible
  ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them);
  (c) full compliance with all applicable federal, state and local
  zoning   and   environmental  regulations  and   laws,   unless
  noncompliance is stated, defined and considered in the Appraisal; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value estimate contained in the Appraisal is based.

8.The forecasted potential gross income referred to in the Appraisal may be based on lease summaries provided by the owner or third parties. The Appraiser assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.

9.The forecasts of income and expenses are
  not predictions of the future. Rather, they are the Appraiser's best estimates of current market thinking on future income and
  expenses.    The  Appraiser  and  C&W  make  no   warranty   or
  representation that these forecasts will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser's task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Appraisal, envisages for the future in terms of rental rates, expenses, supply and demand.

10.Unless   otherwise   stated   in   the
  Appraisal, the existence of potentially hazardous or toxic materials which may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.

11.Unless   otherwise   stated   in   the
  Appraisal, compliance with the requirements of the Americans With Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the value of the
  property.   C&W  recommends that an expert  in  this  field  be
  employed.

CERTIFICATION OF APPRAISAL

We certify that, to the best of our knowledge and belief:

1. Richard  W.  Latella, MAI  and  Jay  F.
   Booth, MAI inspected the property.

2. The statements of fact contained in this report are true and correct.

3. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

4. We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

5. Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event. The appraisal assignment was not based on a requested minimum valuation, a specific valuation or the approval of a loan.

6. No one provided significant professional assistance to the persons signing this report.

7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

8. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

9. As  of the date of this report, Richard
   W. Latella and Jay F. Booth have completed the requirements of the continuing education program of the Appraisal Institute.



   /s/Jay F. Booth                /s/Richard W. Latella
   Jay F. Booth, MAI              Richard W. Latella, MAI
   Retail Valuation Group         Senior Director
                                  Retail Valuation Group
                                  Maryland Certified General
                                  Real  Estate Appraiser License No. 10462


ADDENDA
        NATIONAL RETAIL OVERVIEW (not included)

        OPERATING EXPENSE BUDGET - 1997 (not included)

        TENANT SALES REPORT - 1996 (not included)

        PRO-JECT LEASE ABSTRACT REPORT (not included)

        PRO-JECT PROLOGUE ASSUMPTIONS REPORT (not included)

        PRO-JECT TENANT REGISTER REPORT (not included)

        PRO-JECT LEASE EXPIRATION REPORT (not included)

        ENDS FULL DATA REPORT FOR PRIMARY AND TOTAL TRADE AREA (not included)

        CUSHMAN & WAKEFIELD INVESTOR SURVEY (not included)

        APPRAISERS' QUALIFICATIONS

QUALIFICATIONS OF RICHARD W. LATELLA

Professional Affiliations
Member, American Institute of Real Estate Appraisers (MAI Designation #8346)

New York State Certified General Real Estate Appraiser #46000003892 Pennsylvania State Certified General Real Estate Appraiser #GA-001053-R
State of Maryland Certified General Real Estate Appraiser #01462
Minnesota Certified General Real Estate Appraiser #20026517
Commonwealth of Virginia Certified General Real Estate Appraiser #4001-003348 State of Michigan Certified General Real Estate Appraiser #1201005216

New Jersey Real Estate Salesperson (License #NS-130101-A)

Certified Tax Assessor - State of New Jersey

Affiliate Member - International Council of Shopping Centers,ICSC

Real Estate Experience
Senior Director, Retail Valuation Group, Cushman & Wakefield Valuation Advisory Services. Cushman & Wakefield is a national full service real estate organization and a Rockefeller Group Company. While Mr. Latella's experience has been in appraising a full array of property types, his principal focus is in the appraisal and counseling for major retail properties and specialty centers on a national basis. As Senior Director of Cushman & Wakefield's Retail Group his responsibilities include the coordination of the firm's national group of appraisers who specialize in the appraisal of regional malls, department stores and other major retail property types. He has personally appraised and consulted on in excess of 300 regional malls and specialty retail properties across the country.

Senior Appraiser, Valuation Counselors, Princeton, New Jersey, specializing in the appraisal of commercial and industrial real estate, condemnation analyses and feasibility studies for both corporate and institutional clients from July 1980 to April 1983.

Supervisor, State of New Jersey, Division of Taxation, Local
Property and Public Utility Branch in Trenton, New Jersey, assisting and advising local municipal and property tax assessors throughout the state from June 1977 to July 1980.

Associate, Warren W. Orpen & Associates, Trenton, New Jersey, assisting in the preparation of appraisals of residential property and condemnation analyses from July 1975 to April 1977.

Formal Education
Trenton State College, Trenton, New Jersey
  Bachelor of Science, Business Administration - 1977

As of the date of this report, Richard W. Latella, MAI, has completed the requirements under the continuing education program of the Appraisal Institute.

QUALIFICATIONS OF JAY F. BOOTH

General Experience
Jay F. Booth joined Cushman & Wakefield Valuation Advisory Services in August 1993. As an associate appraiser, Mr. Booth is currently working with Cushman & Wakefield's Retail Valuation Group, specializing in regional shopping malls and all types of retail product. Cushman & Wakefield, Inc. is a national full service real estate organization.

Mr. Booth previously worked at Appraisal Group, Inc. in Portland, Oregon where he was an associate appraiser. At AGI, he assisted in the valuation of numerous property types, including office buildings, apartments, industrials, retail centers, vacant land, and special purpose properties.

Academic Education
Master of Science in Real Estate (MSRE) -- New York University (1995)
Major: Real Estate Valuation & Analysis          New York, New York

Bachelor of Science (BS) --               Willamette University (1991)
Majors: Business-Economics, Art                   Salem, Oregon

Study Overseas (Fall 1988) --           Xiamen University, Xiamen, China;
                                       Kookmin University, Seoul,South Korea;
                                         Tokyo International, Tokyo, Japan
Appraisal Education
As of the date of this report, Jay F. Booth has successfully completed all of the continuing education requirements of the Appraisal Institute.

Professional Affiliation
Member, Appraisal Institute (MAI No. 11142)

Certified General Appraiser, State of New York No. 46000026796

YAC, Young Advisory Council, Appraisal Institute